As filed with the Securities and Exchange Commission on February 9, 2007
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
HYTHIAM, INC.
(Exact name of registrant as specified in its charter)

Delaware	8090	88-0464853
(State or other jurisdiction of	(Primary Standard	(I.R.S. Employer Identification
incorporation or organization)	Industrial Classification	Number)
	Code Number)
Hythiam, Inc.
11150 Santa Monica Boulevard, Suite 1500
Los Angeles, California 90025
(310) 444-4300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
John C. Kirkland, Esq.
Dreier Stein & Kahan LLP
The Water Garden
1620 26th Street, 6th Floor, North Tower
Santa Monica, California 90404
(424) 202-6050
(Address, including zip code, and telephone number, including area code, of agent for service)
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
     If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount	Proposed Maximum	Amount of
Securities to be Registered	to be Registered(1)	Aggregate Offering Price (1)	Registration Fee
Common Stock, $0.0001 par value	650,000	$5,772,000	$618

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) of the Securities Act. The aggregate offering price is based upon the $8.88 average of the high and low prices of the registrant’s common stock as reported on The Nasdaq Global Market on February 7, 2007.
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registrant Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed without notice. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities, in any jurisdiction where the offer or sale of these securities is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	FEBRUARY 9, 2007
650,000 Shares
Common Stock
This prospectus relates to the issuance of up to 650,000 shares of our common stock pursuant to the Merger Agreement dated as of January 26, 2007 between us and Comprehensive Care Corporation (“CompCare”).
This prospectus provides you with detailed information about our acquisition of CompCare. You should read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, carefully before you invest.
Our common stock is traded on The NASDAQ Global Market under the symbol “HYTM.” On February 7, 2007, the last reported sale price of our common stock as reported on NASDAQ was $8.87 per share.
Investing in our common stock involves a high degree of risk. Before buying any securities, you should read the discussion of material risks of investing in our securities in “Risk factors” beginning on page 2 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
This prospectus may not be used to consummate sales of securities unless accompanied by the applicable prospectus supplement.
The date of this prospectus is                     , 2007

Hythiam® and PROMETA® are trademarks of Hythiam, Inc. This prospectus also contains trademarks of other companies.

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Prospectus summary
This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus and may not contain all of the information that is important to you. This prospectus includes information about the securities we are offering as well as information regarding our business and detailed financial data. You should read this prospectus in its entirety, including the information incorporated by reference in this prospectus, before making an investment decision.
Our business
We are a healthcare services management company focused on delivering solutions for those suffering from alcoholism and other substance dependencies. Integrating both medical and psychosocial treatment modalities, we provide comprehensive behavioral health management services to health plans, employers, criminal justice, and government agencies. With a focus on using the latest medical and health technology towards improved outcomes and out-patient treatment, we manage all behavioral health disorders. We also research, develop, license and commercialize innovative physiological, nutritional, and behavioral treatment protocols. We currently offer initial disease management offerings for substance dependence built around our proprietary PROMETA® treatment protocols for alcoholism and dependence to stimulants. Our PROMETA treatment protocols, which integrate behavioral, nutritional, and medical components, are also available through other licensed treatment providers.
Our PROMETA treatment protocols are designed for use by healthcare providers seeking to treat individuals diagnosed with dependencies to alcohol, cocaine or methamphetamine, as well as combinations of these drugs. The PROMETA treatment protocols comprise nutritional supplements, FDA-approved oral and IV medications used off-label and separately administered in a unique dosing algorithm, as well as psychosocial or other recovery-oriented therapy chosen by the patient and his or her treatment provider. As a result, PROMETA represents an innovative approach to managing alcohol, cocaine, or methamphetamine dependence that is designed to address physiological, nutritional and psychosocial aspects of the disease, and is thereby intended to offer patients an opportunity to achieve sustained recovery.
Effective January 12, 2007, the date that we acquired a controlling interest in Comprehensive Care Corporation (“CompCare”) through the acquisition of Woodcliff Healthcare Investment Partners, LLP (“Woodcliff”), as more fully discussed in our current report on Form 8-K filed January 18, 2006, our consolidated financial statements also include the business and operations of CompCare.
On January 26, 2007, we entered into an Agreement and Plan of Merger with CompCare, containing customary terms and conditions including representations, warranties and indemnities, pursuant to which our newly-formed wholly-owned subsidiary will be merged with and into CompCare, with CompCare surviving after the merger as our wholly-owned subsidiary.
CompCare’s business
CompCare, primarily through its wholly-owned subsidiary, Comprehensive Behavioral Care, Inc., provides managed care services in the behavioral health and psychiatric fields, which is its only operating segment. CompCare manages the delivery of a continuum of psychiatric and substance abuse services to commercial, Medicare and Medicaid members on behalf of employers, health plans, government organizations, third-party claims administrators, and commercial and other group purchasers of behavioral healthcare services. The customer base for CompCare’s services includes both private and governmental entities. CompCare’s services are provided primarily by unrelated vendors on a subcontract basis.
CompCare is currently a licensee of our PROMETA protocols to treat patients managed by CompCare. We believe the merger of our companies will create synergies and efficiencies allowing us to more effectively and efficiently facilitate adoption and use of our protocols among treatment populations.
Corporate information
We are incorporated in Delaware. Our principal executive offices are located at 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025, and our telephone number is (310) 444-4300. We maintain an Internet website at http://www.hythiam.com. We have not incorporated by reference into this prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus.
CompCare is also incorporated in Delaware. Its principal executive offices are located at 3405 West Dr. Martin Luther King Jr. Boulevard, Suite 101, Tampa, Florida 33607, and its telephone number is (813) 288-4808. CompCare maintains an Internet website at http://www.compcare.com. The information in, or that can be accessed through, this website is not incorporated by reference into this prospectus, and you should not consider it to be a part of this prospectus.
About this prospectus
This prospectus is part of a registration statement on Form S-4 that we filed with the Securities and Exchange Commission (SEC). We have not authorized any other person to provide you with information different than what is contained or incorporated by reference in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any state where such an offer is prohibited. You should not assume that the information contained in this prospectus or any related prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the related prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. We undertake no obligation to publicly update or revise such information, whether as a result of new information, future events or for any other reason.
Summary of offering

Common stock offered	650,000 shares
Common stock issued and outstanding as of February 7, 2007	44,179,099 shares
Use of proceeds	Other than the assets, businesses, or securities acquired in connection with the merger, there will be no proceeds to us from this offering.
NASDAQ symbol	HYTM
Risk factors
Investing in our common stock involves a high degree of risk. In addition to the other information included and incorporated by reference in this prospectus, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks actually occurs, our business, results of operations and financial condition will likely suffer. As a result, the trading price of our common stock may decline, and you might lose part or all of your investment.
Risks related to our business
We have a limited operating history, and expect to continue to incur operating losses, making it difficult to evaluate our future prospects
We have been unprofitable since our inception and may incur substantial additional operating losses for at least the next twelve months as we incur expenditures on research and development, continue to implement commercial operations and allocate significant and increasing resources to sales, marketing and other activities. Accordingly, our activities to date are not as broad in depth or scope as the activities we may undertake in the future, and our historical operations and financial information are not necessarily indicative of our future operating results or financial condition or ability to operate profitably as a commercial enterprise.
We may fail to successfully manage and maintain the growth of our business, which could adversely affect our results of operations
As we continue expanding our operations, sales and marketing activities, this expansion could put significant strain on our management, operational and financial resources. To manage future growth, we will need to continue to hire, train and manage additional employees, particularly a specially-trained sales force to market our protocols. Concurrent with expanding our operational and marketing activities, we will also be increasing our research and development activities, including the development of protocols for other types of addictions, with the expectation of ultimately commercializing those products.
We have maintained a small financial and accounting staff, and our reporting obligations as a public company, as well as our need to comply with the requirements of the Sarbanes-Oxley Act of 2002, the rules and regulations of the SEC and The Nasdaq Global Market, will continue to place significant demands on our financial and accounting staff, on our financial, accounting and information systems and on our internal controls. As we grow, we will need to add additional accounting staff and continue to improve our financial, accounting and information systems and internal controls in order to fulfill our reporting responsibilities and to support expected growth in our business. Our current and planned personnel, systems, procedures and controls may not be adequate to support our anticipated growth or management may not be able to effectively hire, train, retain, motivate and manage required personnel. Our failure to manage growth effectively could limit our ability to achieve our marketing and commercialization goals or to satisfy our reporting and other obligations as a public company.
Our treatment protocols may not be as effective as we believe them to be, which could limit or prevent us from maintaining revenues
Our belief in the efficacy of our treatment protocols is based on a limited number of unpublished studies, primarily in Spain, and our limited initial experience with a small number of patients in the United States. Such results may not be statistically significant, have not been subjected to close scientific scrutiny, and may not be indicative of the long-term future performance and safety of our protocols. Controlled scientific studies, including those that have been announced and planned for the future, may yield results that are unfavorable or demonstrate that our protocols are not clinically effective or safe. While we have not experienced such problems to date, if the initially indicated results cannot be successfully replicated or maintained over time, utilization of our protocols could decline substantially.
Our marketing efforts may not result in acceptance of our protocols in the marketplace, which could adversely affect our revenues and earnings
While we have been able to generate initial interest in our protocols among a limited number of healthcare providers, there can be no assurance that our efforts or the efforts of others will be successful in fostering acceptance of our protocols in the target markets. If our marketing and promotional efforts are not as successful as we expect them to be, the likelihood of expending all of our funds prior to reaching a level of profitability will be increased.
Marketplace acceptance of our protocols may largely depend upon healthcare providers’ interpretation of our limited data, the results of pending studies, or upon reviews and reports that may be given by independent researchers. We have awarded and are in the process of awarding additional unrestricted grants to academic and affiliated research institutions and other research organizations interested in conducting research studies of our PROMETA protocols. In the event such research does not give our treatment technology high approval ratings, it is unlikely we will be able to achieve significant market acceptance.
Our industry is highly competitive, and we may not be able to compete successfully
The healthcare business in general, and the substance dependence treatment business in particular, are highly competitive. Hospitals and healthcare providers that treat substance dependence are highly competitive, and we must convince them that they will benefit by use of our protocols. We will compete with many types of substance dependence treatment methods, treatment facilities and other service providers, many of whom are more established and better funded than we are. Many of these other treatment methods—most of which involve only a single drug—and facilities are well established in the same markets we will target, have substantial sales volume, and are provided and marketed by companies with much greater financial resources, facilities, organization, reputation and experience than we have.
There are a number of companies developing or marketing medications for reducing craving in the treatment of alcoholism. These include:
•	The addiction medication naltrexone, an opiate receptor antagonist, is marketed by a number of generic pharmaceutical companies as well as under the trade name ReVia®, for treatment of alcohol dependence. However, naltrexone must be administered on a chronic or continuing basis and is associated with relatively high rates of side effects, including nausea. U.S. sales are estimated to be just under $25 million per year for this treatment.

•	Alkermes received FDA approval in April 2006 for a long-acting injectable form of naltrexone, VIVITROL™, intended to be administered by a physician via monthly injections. The company reported results from a phase III clinical study indicating that in the overall study population, patients treated with VIVITROL 380 mg experienced approximately a 25% reduction in the rate of heavy drinking relative to placebo. Alkermes, in partnership with Cephalon, made VIVITROL commercially available in the U.S. in June 2006.

•	Forest Laboratories holds the license in the U.S. to market Campral® Delayed-Release Tablets (acamprosate calcium), approved by the FDA in 2004. Acamprosate is an NMDA receptor antagonist. The product must be taken two to three times per day on a chronic or long-term basis. Clinical studies supported the effectiveness in the maintenance of abstinence for alcohol-dependent patients who had undergone inpatient detoxification and were already abstinent from alcohol, but the product was not effective for patients who had not undergone detoxification and who were not abstinent prior to treatment.
We see these products as being potentially useful during the continuing care phase of treatment following treatment using the PROMETA protocols, but not being directly competitive. To the best of our knowledge, there are no treatment protocols or medications approved, marketed or in development within the U.S. that reduce the cravings for cocaine, methamphetamine or other addictive prescription psychostimulants. However, our competitors may develop and introduce new processes and products that are equal or superior to our protocols in treating substance dependencies. Accordingly, we may be adversely affected by any new processes and technology developed by our competitors.
There are approximately 13,000 facilities reporting to the Substance Abuse and Mental Health Services Administration that provide substance abuse treatment on an inpatient or outpatient basis. Well known examples of residential treatment programs include the Betty Ford Center, Caron Foundation, Hazelden and Sierra Tucson. In addition, individual physicians may provide substance dependence treatment in the course of their practices. There are several points of resistance to penetrating the substance dependence treatment market. First, there is the historical focus on the use of psychological or behavioral therapies as opposed to medical or physiological treatments for substance dependence. Healthcare providers and potential patients may be resistant to the transition of treating substance dependence as a disease rather than as a behavioral aberration. Second, healthcare providers may be reluctant to use our protocols due to the absence of published clinical studies supporting their efficacy. Research studies of the PROMETA protocols may not lead to acceptable results or the results may not be published. If we are unable to penetrate these substantial barriers to entry we may not be able to successfully implement our business plan.
We depend on key personnel, the loss of which could impact the ability to manage our business
Our future success depends on the performance of our senior management and our key professional personnel. It therefore depends to a significant extent on retaining the services of our key executive officers, in particular our Chairman and Chief Executive Officer, Terren S. Peizer, our Senior Executive Vice Presidents, Richard Anderson, Christopher S. Hassan and Anthony M. LaMacchia, and our Chief Financial Officer, Chuck Timpe. Each of these key executives is party to an employment agreement which, subject to termination for cause or good reason, has a remaining term of nine months to four years. While we believe our relationships with our executives are good and do not anticipate any of them leaving in the near future, the loss of the services of Mr. Peizer or any other key member of management could have a material adverse effect on our ability to manage our business. While we have not experienced any problems in attracting and retaining desirable employees, our success is dependent upon our ability to continue to attract and retain qualified management, professional, administrative and sales personnel to support our future growth.
We are subject to personal injury claims, which could result in substantial liabilities that may exceed our insurance coverage
All significant medical treatments and procedures, including treatment utilizing our protocols, involve the risk of serious injury or death. Even under proper medical supervision, withdrawal from alcohol may cause severe physical reactions. While we do not treat patients or determine whether treatment using our protocols is appropriate for any particular patient, and have not been the subject of any personal injury claims for patients treated by providers using our protocols, our business entails an inherent risk of claims for personal injuries, which are subject to the attendant risk of substantial damage awards. We cannot control whether individual physicians will properly select patients, apply the appropriate standard of care, or conform to our protocols in determining how to treat their patients. A significant source of potential liability is negligence or alleged negligence by physicians treating patients using our protocols. While our agreements typically require them to indemnify us for their negligence, there can be no assurance they will be willing and financially able to do so if claims are made. In addition, our license agreements require us to indemnify physicians, hospitals or their affiliates for losses resulting from our negligence. There can be no assurance that a future claim or claims will not be successful or, including the cost of legal defense, will not exceed the limits of available insurance coverage.
We currently have insurance coverage for up to $5 million per year for personal injury claims. We may not be able to maintain adequate liability insurance, in accordance with standard industry practice, with appropriate coverage based on the nature and risks of our business, at acceptable costs and on favorable terms. Insurance carriers are often reluctant to provide liability insurance for new healthcare services companies and products due to the limited claims history for such companies and products. In addition, based on current insurance markets, we expect that liability insurance will be more difficult to obtain and that premiums will increase over time and as the volume of patients treated with our protocols increases. In the event of litigation, regardless of its merit or eventual outcome, or an award against us during a time when we have no available insurance or insufficient insurance, we may sustain significant losses of our operating capital which may substantially impair or destroy the investments of stockholders.
If government and third-party payors fail to provide coverage and adequate payment rates for treatment using our protocols, our revenue and prospects for profitability will be harmed
Our future revenue growth will depend in part upon the availability of reimbursement from third-party payors for treatment providers using our protocols. Such third-party payors include government health programs such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. These third-party payors are increasingly attempting to contain healthcare costs by demanding price discounts or rebates and limiting both coverage on which procedures they will pay for and the amounts that they will pay for new procedures. As a result, they may not cover or provide adequate payment for treatment using our protocols. We might need to conduct studies in order to demonstrate the cost-effectiveness of treatment using our protocols to such payors’ satisfaction. Such studies might require us to commit a significant amount of management time and financial and other resources. Adequate third-party reimbursement might not be available to enable us to realize an appropriate return on investment in research and product development, and the lack of such reimbursement could have a material adverse effect on our operations and could adversely affect our revenues and earnings.
Our planned international operations may be subject to foreign regulation, and the success of our foreign operations will depend on many factors.
While we will establish policies and procedures that we believe will be sufficient to ensure that we operate in substantial compliance with applicable foreign laws, regulations and requirements, the criteria are often vague and subject to change and interpretation. Our international operations may become the subject of foreign regulatory, civil, criminal or other investigations or proceedings, and our interpretations of applicable laws and regulations may be challenged. The defense of any such challenge could result in substantial cost and a diversion of management’s time and attention. Thus, any such challenge could have a material adverse effect on our international business and our plan to expand our international operations, regardless of whether it ultimately is successful. If we fail to comply with any applicable international laws, or a determination is made that we have failed to comply with these laws, our financial condition and results of operations, including our domestic operations, could be adversely affected.
In addition private pay healthcare system in Europe is not as developed as in the US and as a result it may be more difficult to convince patients in these countries to pay or to pay substantial amounts for treatment. We will be reliant on relationships that we establish with local companies, thought leaders and governments. There can be no assurance we will be able to establish these relationships, maintain them or that the partners will retain their influence in the market. It may take longer than we expect to commence operations or to operate our business at profitable levels as we do not have the established relationships and knowledge of the regulations and business practices in the markets we are entering.
Risks related to the CompCare merger
The merger may never be consummated
Two stockholder class action complaints have been filed in Delaware Court of Chancery against us, CompCare, its officers and directors, to enjoin the proposed merger on the grounds it is unfair and the directors of CompCare breached their fiduciary duties to CompCare’s minority stockholders in agreeing to it. If the plaintiffs were able to obtain an injunction from the court, we may be temporarily or permanently enjoined from consummating the merger.
The merger agreement provides that the parties may terminate this agreement by mutual written consent at any time prior to consummation of the merger, whether before or after stockholder approval. If we determine that litigation may be too costly or time consuming, or we do not desire to proceed with the merger in light of the potential risks and uncertainties of litigation, the parties may jointly elect not to proceed with the merger. If that happens, CompCare may continue as our majority-owned, controlled subsidiary for the foreseeable future.
Future purchases or sales by third parties based on speculation, new reports or future public filings relating to the merger, the related shareholder litigation, or our response, may cause the price of CompCare common stock to fluctuate significantly. In addition, we may decide at any time to sell all or a significant portion of the shares of our preferred or common stock, which may affect shareholder approval for the transaction, and could cause the price of CompCare common stock to fall dramatically.
We may not realize the expected benefits of the CompCare merger, and may not successfully integrate CompCare’s business with our own
We do not know whether we will be successful in consummating the merger and cannot assure you that we will realize the expected benefits of the merger. Achieving the benefits of the merger will depend in part on the successful integration of CompCare’s operations and personnel in a timely and efficient manner. The integration process requires coordination of personnel, and involves the integration of systems, applications, policies, procedures, business processes and operations. This, too, will be difficult, unpredictable, and subject to delay because of possible cultural conflicts and different opinions on technical decisions and business strategy. If we cannot successfully integrate our operations and personnel, we will not realize the expected benefits of the merger.
If we fail to retain key employees, the benefits of the merger could be diminished
The successful acquisition of CompCare will depend in part on the retention of key personnel. There can be no assurance that we will be able to retain CompCare’s key management, technical, sales and customer support personnel. If we fail to retain such key employees, we may not realize the anticipated benefits of the merger.
The merger may divert management’s attention away from our core business
Successful integration of CompCare’s operations, services and personnel may place a significant burden on our management and our internal resources. The diversion of management attention and any difficulties encountered in the transition and integration process could harm our business, financial condition and operating results.
Because CompCare stockholders will receive a fixed number of shares of our common stock in the merger, rather than a fixed value, if the market price of our common stock increases, CompCare stockholders will receive consideration in the merger of greater value
Upon the consummation of the merger, each 12.0 shares of CompCare common stock will be converted into the right to receive 1.0 share of our common stock. Since the exchange ratio is fixed, the number of shares that CompCare stockholders will receive in the merger will not change, even if the market price of our common stock changes. In recent years, the securities of technology companies in general, and our common stock in particular, have experienced significant price and volume fluctuations. These market fluctuations may beneficially or adversely affect the market price of our common stock. The market price of our common stock upon and after the consummation of the merger could be higher or lower than the market price on the date of the merger or the current market price.

Risks related to CompCare’s business
CompCare may not be able to accurately predict utilization of its full-risk contracts resulting in contracts priced at levels insufficient to ensure profitability
Managed care operations are at risk for costs incurred to provide agreed upon levels of service. Failure to anticipate or control costs could have material, adverse effects on CompCare. Providing services on a full-risk capitation basis exposes CompCare to the additional risk that contracts negotiated and entered into may ultimately be unprofitable if utilization levels require it to provide services at capitation rates which do not account for or factor in such utilization levels. Failure to achieve anticipated costs reductions in populations brought under management would have an adverse effect on our financial results.
CompCare’s existing and potential managed care clients operate in a highly competitive environment and may be subject to a higher rate of merger, acquisition and regulation than in other industries
CompCare typically contracts with small to medium sized HMOs which may be adversely affected by the continuing efforts of governmental and third party payers to contain or reduce the costs of healthcare through various means. Its clients may also determine to manage the behavioral healthcare benefits “in house” and, as a result, discontinue contracting with CompCare. Additionally, its clients may be acquired by larger HMOs, in which case there can be no assurance that the acquiring company would renew its contract.
Many managed care companies, including eight of CompCare’s existing clients, provide services to groups covered by Medicaid and/or Children’s Health Insurance Program (CHIP) plans. Such state controlled programs are susceptible to annual changes in reimbursement rates and eligibility requirements that could ultimately affect companies such as CompCare
As of May 31, 2006, CompCare managed approximately 517,000 lives in connection with behavioral and substance abuse services covered through CHIP and Medicaid programs in Texas and Medicaid in Florida and Michigan. Of the 517,000 covered lives, 127,000 are related to contracts terminating May 31, 2006. Any changes in CHIP or Medicaid reimbursement could ultimately affect CompCare through contract bidding and cost structures with the health plans first impacted by such changes. Benefits available to Texas CHIP recipients were significantly reduced for the five-month period from September 1, 2003 to January 31, 2004 as a result of legislative bills passed by the Texas State legislature. Although subsequent legislation restored the majority of benefits available to CHIP recipients effective February 1, 2004, the temporary reduction in revenues had a negative impact on CompCare’s results of operations for the fiscal year ended May 31, 2004. Such changes, if implemented in the future, could have a material, adverse impact on its operations. Additionally, CompCare cannot predict which states in which it operates may pass legislation that would reduce its revenue through changes in the reimbursement rates or in the number of eligible participants. In either case, CompCare may be unable to reduce its costs to a level that would allow it to maintain current gross margins specific to its Medicaid and CHIP programs.
Because providers are responsible for claims submission, the timing of which is uncertain, CompCare must estimate the amount of claims incurred but not reported
CompCare’s costs of care include estimated amounts for claims incurred but not reported (IBNR). The IBNR is estimated using an actuarial paid completion factor methodology and other statistical analyses that it continually reviews and adjusts, if necessary, to reflect any change in the estimated liability. These estimates are subject to the effects of trends in utilization and other factors. CompCare’s estimates of IBNR may be inadequate in the future, which would negatively affect results of operations. Although considerable variability is inherent in such estimates, CompCare believes that its unpaid claims liability is adequate. However, actual results may differ materially from the estimated amounts reported.
As a result of CompCare’s dependence on a limited number of customers, the loss of any one of these customers, or a reduction in business from any one of them, could have a material, adverse effect on its working capital and future results of operations
CompCare currently has contracts with eight health plans to provide behavioral healthcare services under commercial, Medicare, Medicaid, and CHIP plans. These combined contracts represent approximately 87.0% and 78.3% of its operating revenue for the fiscal years ended May 31, 2006 and May 31, 2005, respectively, one of which represented more than 20% of its operating revenues during its fiscal year ended May 31, 2006. The terms of each contract are generally for one-year periods and are automatically renewable for additional one-year periods unless terminated by either party. The loss of one or more of these clients, without replacement by new business, would negatively affect the financial condition of CompCare.

The industry is subject to extensive state and federal regulations, as well as diverse licensure requirements varying by state. Changes in regulations could affect the profitability of CompCare’s contracts or its ability to retain clients or to gain new customers
CompCare holds licenses or certificates to perform utilization review and third party administrator (TPA) services in certain states. There can be no assurance that additional utilization review or TPA licenses will not be required or, if required, that CompCare will qualify to obtain such licenses. In many states, entities that assume risk under contract with licensed insurance companies or health plans have not been considered by state regulators to be conducting an insurance or HMO business. As a result, CompCare has not sought licensure as either an insurer or HMO in any state. If the regulatory positions of these states were to change, its business could be materially affected until such time as it is able to meet the regulatory requirements, if at all. Additionally, some states may determine to contract directly with companies such as CompCare for managed behavioral healthcare services in which case they may also require it to maintain financial reserves or net worth requirements that it may not be able to meet. Currently, CompCare cannot quantify the potential effects of additional regulation of the managed care industry, but such costs will have an adverse effect on future operations to the extent that they are not able to be recouped in future managed care contracts.
CompCare is subject to the requirements of HIPAA. The purpose of the HIPAA is to improve the efficiency and effectiveness of the healthcare system through standardization of the electronic data interchange of certain administrative and financial transactions and to protect the security and privacy of protected health information. While CompCare expects to meet all compliance rules and timetables with respect to the HIPAA regulations, failure to do so may result in penalties and have a material adverse effect on CompCare’s ability to retain its customers or to gain new business.
CompCare has noted an annual seasonality in the usage of its provider network. Its financial results may suffer to the extent it cannot adequately manage periods of increased utilization
Historically CompCare has generally experienced increased utilization during its fourth fiscal quarter, which comprises the months of March, April and May. Such a variation in utilization impacts its costs of care during these months, generally having a negative impact on its gross margins and operating profits during the fourth quarter.
CompCare may be unable to sell the eye care memberships in which case its financial results will suffer to the extent it has revenue from such memberships that is less than the cost it paid to acquire them
CompCare is actively marketing the eye care memberships it acquired in November 2004, but its efforts have not yet been successful. At May 31, 2006 CompCare reduced the carrying value of these memberships in its financial records by one-half, or $62,500, to reflect the lack of sales. If its marketing plan is not successful with respect to selling these memberships, it may have to write off the remaining value. There can be no assurance CompCare will sell a quantity of memberships at prices that will allow it to recover the $125,000 cost.
Risks related to our intellectual property
We may not be able to adequately protect the proprietary treatment protocols which are the core of our business
We consider the protection of our proprietary treatment protocols to be critical to our business prospects.
We obtained the rights to some of our most significant patent-pending technologies through a license agreement which is subject to a number of conditions and restrictions, and a breach or termination of that agreement could significantly impact our ability to use and develop our technologies. We currently have no issued U.S. patents covering our PROMETA protocols. In addition, the patent applications we have filed and licensed may not issue as patents, and any issued patents may be too narrow in scope to provide us with a competitive advantage. Our patent position is uncertain and includes complex factual and legal issues, including the existence of prior art that may preclude or limit the scope of patent protection. Other inventors may have filed earlier patent applications of which we are unaware and which may prevent our applications from being granted. Patent examiners and third parties may object to the validity or scope of some or all of our claims. Any of the patents that may be issued to us will expire twenty years after they were first filed.
Competitors or others may institute challenges against the validity or enforceability of any patent owned by us, and if successful our patents may be denied, rendered unenforceable, or invalidated. The cost of litigation to uphold the validity of patents, and to protect and prevent infringement of patents can be substantial. Maintaining, prosecuting, and enforcing a patent portfolio might require funds that may not be available.

We may not be able to adequately protect the aspects of our treatment protocols that are not subject to patent protection, or are subject to only limited patent protection. Furthermore, competitors and others may independently develop similar or more advanced treatment protocols and technologies, may design around aspects of our technology, or may discover or duplicate our trade secrets and proprietary methods.
To the extent we utilize processes and technology that constitute trade secrets under applicable laws, we must implement appropriate levels of security for those trade secrets to secure the protection of such laws, which we may not do effectively. For some of our proprietary rights, we may need to secure assignments of rights from independent contractors and third parties to perfect our rights, and if we fail to do so they may retain ownership rights in the intellectual property upon which our business is based. Policing compliance with our confidentiality agreements and unauthorized use of our technology is difficult, and we may be unable to determine whether piracy of our technology has occurred. In addition, the laws of many foreign countries do not protect proprietary rights as fully as the laws of the United States.
While we have not had any significant issues to date, the loss of any of our trade secrets or proprietary rights which may be protected under the foregoing intellectual property safeguards may result in the loss of our competitive advantage over present and potential competitors.
Confidentiality agreements with employees, licensees and others may not adequately prevent disclosure of trade secrets and other proprietary information
In order to protect our proprietary technology and processes, we rely in part on confidentiality provisions in our agreements with employees, licensees, treating physicians and others. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. To date we have had one instance, in February 2004, in which it was necessary to send a formal demand to cease and desist using our protocols to treat patients to a consultant who had signed a confidentiality agreement. He subsequently complied with the demand and signed an innovation, proprietary information and confidentiality agreement, and an intellectual property assignment agreement.
We may not be able to adequately protect our other intellectual property rights, which could limit our ability to compete
While we believe we have proprietary ownership, assigned or licensed rights in intellectual property which is capable of protection under federal trademark, copyright and/or patent laws, and under state laws regarding trade secrets, we may not have taken, or in the future may not take, appropriate legal measures, and may not be able to adequately secure the necessary protections for our intellectual property. We currently have no issued U.S. patents protecting our PROMETA protocols, and have not yet registered all of our trademarks or copyrights and, until we do so, we must rely on various state and common law rights for enforcement of the rights to exclusive use of our trade secrets, trademark and copyrights.
Although Hythiam ® and PROMETA® are registered trademarks, our trademark applications for other trademarks are pending before the U.S. Patent and Trademark Office, and we have not yet been granted registration for these marks. If our trademark registrations are objected to or denied that may impact our ability to use and protect our brand names and company and product identity.
Although we have applied for trademarks for some of our brand names, and patents on some of our technology, in the future we may decide not to secure federal protection of certain copyrights, trademarks or patents to which we may be entitled. Failure to do so, in the case of copyrights and trademarks, may reduce our access to the courts, and to certain remedies of statutory damages and attorneys’ fees, to which we may be entitled in the event of a violation of our proprietary and intellectual rights by third parties. Similarly, the failure to seek issuance of any patents to which we may be entitled may result in loss of patent protection should a third party copy the patentable technology. The loss of any proprietary rights which are protectable under any of the foregoing intellectual property safeguards may result in the loss of a competitive advantage over present or potential competitors, with a resulting decrease in revenues and profitability for us. There is no guarantee that such a loss of competitive advantage could be remedied or overcome by us at a price which we would be willing or able to pay, which could have a material adverse effect on our operations and could adversely affect our revenues and earnings.
We may be subject to claims that we infringe the intellectual property rights of others, and unfavorable outcomes could harm our business

Our future operations may be subject to claims, and potential litigation, arising from our alleged infringement of patents, trade secrets or copyrights owned by other third parties. We intend to fully comply with the law in avoiding such infringements. However, within the healthcare, drug and bio-technology industry, established companies have actively pursued such infringements, and have initiated such claims and litigation, which has made the entry of competitive products more difficult. We may experience such claims or litigation initiated by existing, better-funded competitors. Court-ordered injunctions may prevent us from bringing new products to market, and the outcome of litigation and any resulting loss of revenues and expenses of litigation may substantially affect our ability to meet our expenses and continue operations.
Risks related to our industry
The healthcare industry in which we operate is subject to substantial regulation by state and federal authorities, which could hinder, delay or prevent us from commercializing our protocols
The healthcare industry is highly regulated and continues to undergo significant changes as third-party payors, such as Medicare and Medicaid, traditional indemnity insurers, managed care organizations and other private payors increase efforts to control cost, utilization and delivery of healthcare services. Although our licensees do not currently bill or seek reimbursement from Medicare, Medicaid or other governmental organizations for the treatment of patients using the PROMETA protocols, we are nevertheless subject to the overall effect of the changes created by increased cost control and financial pressures on the industry.
Healthcare companies are subject to extensive and complex federal, state and local laws, regulations and judicial decisions governing various matters such as the licensing and certification of facilities and personnel, the conduct of operations, billing policies and practices, policies and practices with regard to patient privacy and confidentiality, and prohibitions on payments for the referral of business and self-referrals. There are federal and state laws, regulations and judicial decisions that govern patient referrals, physician financial relationships, submission of healthcare claims and inducement to beneficiaries of federal healthcare programs. Many states prohibit business corporations from practicing medicine, employing or maintaining control over physicians who practice medicine, or engaging in certain business practices, such as splitting fees with healthcare providers. Many healthcare laws and regulations applicable to our business are complex, applied broadly and subject to interpretation by courts and government agencies. Our failure, or the failure of our licensees, to comply with these healthcare laws and regulations could create liability for us and negatively impact our business.
In addition, the Food and Drug Administration (FDA), regulates development, testing, labeling, manufacturing, marketing, promotion, distribution, record-keeping and reporting requirements for prescription drugs, medical devices and biologics. Other regulatory requirements apply to dietary supplements (including vitamins). Compliance with laws and regulations enforced by the FDA and other regulatory agencies may be required relative to our protocols or any other medical products or services developed or used by us. Failure to comply with applicable laws and regulations may result in various adverse consequences, including withdrawal of our protocols from the market, the imposition of civil or criminal sanctions, or the required modification or redesign of our protocols. We may not have the financial resources to modify our protocols or implement new techniques. Accordingly, our ability to market our protocols in compliance with applicable laws and regulations may be a threshold test for our survival.
We believe that this industry will continue to be subject to increasing regulation, political and legal action and pricing pressures, the scope and effect of which we cannot predict. Legislation is continuously being proposed, enacted and interpreted at the federal, state and local levels to regulate healthcare delivery and relationships between and among participants in the healthcare industry. Any such changes could prevent us from marketing some or all of our products and services for a period of time or permanently.
We may be subject to regulatory and investigative proceedings, which may find that our policies and procedures do not fully comply with complex and changing healthcare regulations
While we have established policies and procedures that we believe will be sufficient to ensure that we operate in substantial compliance with applicable laws, regulations and requirements, the criteria are often vague and subject to change and interpretation. We may become the subject of regulatory or other investigations or proceedings, and our interpretations of applicable laws and regulations may be challenged. The defense of any such challenge could result in substantial cost and a diversion of management’s time and attention. Thus, any such challenge could have a material adverse effect on our business, regardless of whether it ultimately is successful. If we fail to comply with any applicable laws, or a determination is made that we have failed to comply with these laws, our financial condition and results of operations could be adversely affected.

The promotion of our protocols may be found to violate federal law concerning “off-label” uses of prescription drugs, which could prevent us from marketing our protocols
The Food Drug & Cosmetic (FDC) Act, requires that prescription drugs be approved for a specific medical indication by the FDA prior to their marketing in interstate commerce. In addition, promotion of dietary supplements for uses beyond those permitted by law may be treated as the unlawful promotion of drugs absent FDA approval. Violations of the FDC Act may result in either civil (seizure or injunction) or criminal penalties. Our procedural medical protocols call for the use of prescription drugs for the treatment of chemical dependence and drug addiction, conditions not approved for use in the drugs’ official labeling, and physicians prescribe and use these drugs when treating patients using our protocols. In addition, our protocols include the use of nutritional supplements. While the FDA generally does not regulate licensed physicians who prescribe approved drugs for non-approved or “off-label” uses in the independent practice of medicine, our promotion of our protocols through advertising and other means may be found to violate FDA regulations or the FDC Act. The FDA has broad discretion in interpreting those regulations. If the FDA determines that our promotion of our medical treatment protocols violates the FDC Act or brings an enforcement action against us for violating the FDC Act or FDA regulations that is successful, our promotion of our protocols will have to stop and we may be unable to continue operating under our current business model. Even if we defeat any FDA challenge, the expenses associated with defending the claim or negative publicity concerning the off-label use of drugs in our protocols could adversely affect our business and results of operation.
Treatment using our protocols may be found to require review or approval, which could delay or prevent the study or use of our protocols
The FDA asserts jurisdiction over many clinical trials, or experiments, in which a drug is administered to human subjects. Hospitals and clinics have established Institutional Review Boards, or IRBs, to review and approve clinical trials using investigational treatments in their facilities. Certain investigations involving new drugs or off-label uses for approved drugs must be the subject of an FDA Investigational New Drug exemption (IND). Use of our treatment protocol by individual physicians in treating their patients may be found to constitute a clinical trial or investigation that requires IRB review or an IND. The FDA has broad authority in interpreting and applying its regulations, so it may find that use of our protocols by our licensees or collection of outcomes data on that use constitutes a clinical investigation subject to IRB and FDA jurisdiction and may take enforcement action against us. Individual hospitals and physicians may also submit their use of our protocols in treatment to their IRBs and individual IRBs may find that use to be a clinical trial that requires FDA approval or they may prohibit or place restrictions on that use. Any of these results may adversely affect our business and the ability of our customers to use our protocols.
Failure to comply with the Federal Trade Commission Act or similar state laws could result in sanctions or limit the claims we can make
Our promotional activities and materials, including advertising to consumers and physicians, and materials provided to licensees for their use in promoting our protocols, are regulated by the Federal Trade Commission (FTC) under the FTC Act, which prohibits unfair and deceptive acts and practices, including claims which are false, misleading or inadequately substantiated. The FTC typically requires competent and reliable scientific tests or studies to substantiate express or implied claims that a product or service is effective. If the FTC were to interpret our promotional materials as making express or implied claims that our protocols are effective for the treatment of alcohol, cocaine or methamphetamine addiction, it may find that we do not have adequate substantiation for such claims. Failure to comply with the FTC Act or similar laws enforced by state attorneys general and other state and local officials could result in administrative or judicial orders limiting or eliminating the claims we can make about our protocols, and other sanctions including fines.
Our business practices may be found to constitute illegal fee-splitting or corporate practice of medicine, which may lead to penalties and adversely affect our business
Many states, including California in which our principal executive offices are located, have laws that prohibit business corporations, such as us, from practicing medicine, exercising control over medical judgments or decisions of physicians, or engaging in certain arrangements, such as employment or fee-splitting, with physicians. Courts, regulatory authorities or other parties, including physicians, may assert that we are engaged in the unlawful corporate practice of medicine by providing administrative and ancillary services in connection with our protocols, or that licensing our technology for a portion of the patient fees, or subleasing space and providing turn-key business management to affiliated medical groups in exchange for management and licensing fees, constitute improper fee-splitting, in which case we could be subject to civil and criminal penalties, our contracts could be found legally invalid and unenforceable, in whole or in part, or we could be required to restructure our contractual arrangements. There can be no assurance that this will not occur or, if it does, that we would be able to restructure our contractual arrangements on favorable terms.
Our business practices may be found to violate anti-kickback, self-referral or false claims laws, which may lead to penalties and adversely affect our business
The healthcare industry is subject to extensive federal and state regulation with respect to financial relationships and “kickbacks” involving healthcare providers, physician self-referral arrangements, filing of false claims and other fraud and abuse issues. Federal anti-kickback laws and regulations prohibit certain offers, payments or receipts of remuneration in return for (i) referring patients covered by Medicare, Medicaid or other federal healthcare programs, or (ii) purchasing, leasing, ordering or arranging for or recommending any service, good, item or facility for which payment may be made by a federal health care program. In addition, federal physician self-referral legislation, commonly known as the Stark law, generally prohibits a physician from ordering certain services reimbursable by Medicare, Medicaid or other federal healthcare programs from any entity with which the physician has a financial relationship. While providers who license our protocols currently do not seek such third party reimbursement for treatment using our protocols, we anticipate they may do so in the future. In addition, many states have similar laws, some of which are not limited to services reimbursed by federal healthcare programs. Other federal and state laws govern the submission of claims for reimbursement, or false claims laws. One of the most prominent of these laws is the federal False Claims Act, and violations of other laws, such as the anti-kickback laws or the FDA prohibitions against promotion of off-label uses of drugs, may also be prosecuted as violations of the False Claims Act.
While we believe we have structured our relationships to comply with all applicable requirements, federal or state authorities may claim that our fee arrangements, agreements and relationships with contractors, hospitals and physicians violate these anti-kickback, self-referral or false claims laws and regulations. These laws are broadly worded and have been broadly interpreted by courts. It is often difficult to predict how these laws will be applied, and they potentially subject many typical business arrangements to government investigation and prosecution, which can be costly and time consuming. Violations of these laws are punishable by monetary fines, civil and criminal penalties, exclusion from participation in government-sponsored health care programs and forfeiture of amounts collected in violation of such laws. Some states also have similar anti-kickback and self-referral laws, imposing substantial penalties for violations. If our business practices are found to violate any of these provisions, we may be unable to continue with our relationships or implement our business plans, which would have an adverse effect on our business and results of operations.
We may be subject to healthcare anti-fraud initiatives, which may lead to penalties and adversely affect our business
State and federal governments are devoting increased attention and resources to anti-fraud initiatives against healthcare providers, taking an expansive definition of fraud that includes receiving fees in connection with a healthcare business that is found to violate any of the complex regulations described above. While to our knowledge we have not been the subject of any anti-fraud investigations, if such a claim were made defending our business practices could be time consuming and expensive, and an adverse finding could result in substantial penalties or require us to restructure our operations, which we may not be able to do successfully.
Our use and disclosure of patient information is subject to privacy and security regulations, which may result in increased costs
In conducting research or providing administrative services to healthcare providers in connection with the use of our protocols, we may collect, use, maintain and transmit patient information in ways that will be subject to many of the numerous state, federal and international laws and regulations governing the collection, dissemination, use and confidentiality of patient-identifiable health information, including the federal Health Insurance Portability and Accountability Act (HIPAA) and related rules. The three rules that were promulgated pursuant to HIPAA that could most significantly affect our business are the Standards for Electronic Transactions, or Transactions Rule; the Standards for Privacy of Individually Identifiable Health Information, or Privacy Rule; and the Health Insurance Reform: Security Standards, or Security Rule. HIPAA applies to covered entities, which include most healthcare facilities and health plans that will contract for the use of our protocols and our services. The HIPAA rules require covered entities to bind contractors like us to compliance with certain burdensome HIPAA rule requirements. Other federal and state laws restricting the use and protecting the privacy of patient information also apply to our licensees directly and to us, either directly or indirectly.
The HIPAA Transactions Rule establishes format and data content standards for eight of the most common healthcare transactions. When we perform billing and collection services on behalf of our licensees we may be engaging in one of more of these standard transactions and will be required to conduct those transactions in compliance with the required standards. The HIPAA Privacy Rule restricts the use and disclosure of patient information, requires entities to safeguard that information and to provide certain rights to individuals with respect to that information. The HIPAA Security Rule establishes elaborate requirements for safeguarding patient information transmitted or stored electronically. We may be required to make costly system purchases and modifications to comply with the HIPAA rule requirements that are imposed on us and our failure to comply may result in liability and adversely affect our business.
Federal and state consumer protection laws are being applied increasingly by the FTC and state attorneys general to regulate the collection, use and disclosure of personal or patient information, through web sites or otherwise, and to regulate the presentation of web site content. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access.
Numerous other federal and state laws protect the confidentiality of personal and patient information. These laws in many cases are not preempted by the HIPAA rules and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our licensees and potentially exposing us to additional expense, adverse publicity and liability. Other countries also have, or are developing, laws governing the collection, use and transmission of personal or patient information and these laws could create liability for us or increase our cost of doing business.
We may not be able to profitably adapt to the changing healthcare and substance dependence treatment industry, which may reduce or eliminate our commercial opportunity
Healthcare organizations, public and private, continue to change the manner in which they operate and pay for services. In recent years, the healthcare industry has been subject to increasing levels of government regulation of reimbursement rates and capital expenditures, among other things. We cannot predict the likelihood of all future changes in the healthcare industry in general, or the substance dependence treatment industry in particular, or what impact they may have on our earnings, financial condition or business.
Risks related to our common stock
The sale of our common stock may significantly impact the market price of our common stock
The sale of securities pursuant to this prospectus may significantly affect the market price of our common stock. In addition, future sales of substantial amounts of our common stock, or the expectation of such sales, including shares that we may issue upon exercise of outstanding options and warrants, could adversely affect the market price of our common stock. Further, if we raise additional funds through the issuance of common stock or securities convertible into or exercisable for common stock, the percentage ownership of our stockholders will be reduced and the price of our common stock may fall.
Our stock price may be subject to substantial volatility, and you may lose all or a substantial part of your investment.
Our common stock is traded on The Nasdaq Global Market. There is a limited public float, and trading volume historically has been limited and sporadic. Over 2006, our common stock traded between $4.77 and $9.35 per share on limited and sporadic volume ranging from approximately 18,000 to 3.7 million shares per day. As a result, the current price for our common stock on the Nasdaq is not necessarily a reliable indicator of our fair market value. The price at which our common stock will trade may be highly volatile and may fluctuate as a result of a number of factors, including, without limitation, the number of shares available for sale in the market, quarterly variations in our operating results and actual or anticipated announcements of new products or services by us or competitors, regulatory investigations or determinations, acquisitions or strategic alliances by us or our competitors, recruitment or departures of key personnel, the gain or loss of significant customers, changes in the estimates of our operating performance, market conditions in our industry and the economy as a whole.
We are controlled by a single principal stockholder who has the ability to determine or substantially influence the election of directors and the outcome of matters submitted to stockholders.
As of September 30, 2006, Reserva Capital, LLC, a limited liability company whose sole managing member is Terren S. Peizer, our chairman and chief executive officer, beneficially owned 13,700,000 shares, which represent approximately 31% of our 44,179,099 shares of outstanding common stock as of February 7, 2007. As a result, he presently and is expected to continue to have the ability to determine or significantly influence the election of our board of directors and the outcome of all other issues submitted to our stockholders. The interests of this stockholder may not always coincide with our interests or the interests of other stockholders, and it may act in a manner that advances its best interests and not necessarily those of other stockholders. One consequence to this substantial stockholder’s control is that it may be difficult for investors to remove management of the company. It could also deter unsolicited takeovers, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.
Provisions in our certificate of incorporation, bylaws and Delaware law could discourage a change in control, and adversely affect existing stockholders
Our certificate of incorporation and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on certain business combination transactions with “interested stockholders.”
These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.
We have never paid cash dividends and do not intend to do so
We have never declared or paid cash dividends on our common stock. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our board of directors.
Special note regarding forward-looking statements
This prospectus, including the documents that we incorporate by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to the “safe harbor” created by those sections. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “ongoing,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements include, but are not limited to, statements regarding the following:
•	the anticipated results of clinical studies on the efficacy of our protocols, and the publication of those results in medical journals

•	plans to have our protocols approved for reimbursement by third-party payors

•	plans to license our protocols to more hospitals and healthcare providers

•	marketing plans to raise awareness of our PROMETA protocols

•	anticipated trends and conditions in the industry in which we operate, including regulatory changes

•	our future operating results, capital needs, and ability to obtain financing.
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in the section titled “Risk factors” in this prospectus. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC. See “Where you can find more information.”

Unaudited Pro Forma Financial Information
The unaudited consolidated pro forma financial information in the tables below as of September 30, 2006 and for the periods ended September 30, 2006 and December 31, 2005 was derived from our and CompCare’s consolidated financial statements. This information should be read in conjunction with the consolidated financial statements and related notes contained in our and CompCare’s annual, quarterly and other reports. We have presented the financial data on a pro forma completed transaction basis and on a pro forma as adjusted basis for the effects of pending transactions to give effect to the transactions listed below:
1. The sale of 3,573,258 shares of our common stock, which closed on December 18, 2006, at the offering price of $7.30 per share, after deducting placement agent fees and estimated offering expenses paid by us. Gross and net proceeds resulting from this offering were $26.1 million and $24.3 million, respectively. [Unaudited Pro Forma Balance Sheet only]
2. The acquisition of a controlling interest in CompCare, via the acquisition of Woodcliff on January 12, 2007 for $9 million in cash and 215,053 shares of our common stock. At the time of the transaction Woodcliff owned over 50% of the voting interests in CompCare and had no assets other than securities of CompCare and no liabilities.
3. The Acquisition Financing, which closed on January 18, 2007. The $10 million proceeds were allocated for accounting purposes between the note and warrants based on the relative fair values on the date of issuance. Direct costs incurred to issue the note and warrants are estimated at $250,000.
4. The acquisition of the remainder of CompCare’s equity securities through the consummation of the merger with CompCare for $4.9 million in common stock. As of January 18, 2007, the number of our shares that will be registered and issued to the minority CompCare shareholders will be 493,013. The minority shareholders of CompCare have dissenter’s rights on the merger in accordance with Delaware law. These rights allow the minority shareholders to have an appraisal done on the transaction. They have the right to request a cash payment for their shares. These pro forma financial statements assume that no dissenters will be paid in cash. We are not able at this time to determine the number of shareholders, if any, that would require a cash payment, or the amount of such payment.
The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The CompCare acquisition is treated as a purchase transaction and, as such, the purchase price allocations are preliminary in nature and subject to change following the transaction based on an appraisal of the net assets acquired and on refinements as actual data becomes available.
The unaudited pro forma financial information is for informational purposes only and does not purport to present what our results would actually have been had these transactions actually occurred on the dates presented or to project our results of operations or financial position for any future period.

Hythiam, Inc.
Unaudited Pro Forma Consolidated Balance Sheet
As of September 30, 2006

	Hythiam	CompCare	Pro Forma Adjustments							Pro Forma
	Historical	Historical					Issuance of		Pro Forma	Adjustments
	Sep. 30,	Nov. 30,	Woodcliff		Dec 18, 2006		Note and		(Completed	CompCare		Pro Forma,
(in thousands)	2006	2006 (a)	Acquisition		Offering		Warrants		Transactions)	Merger		As Adjusted
Assets:
Cash and cash equivalents	$3,654	$5,904	$(9,000	)(c)	$—		$9,750	(i)	$10,308	$—		$10,308
Marketable securities	21,589	—			24,320	(b)			45,909	—		45,909
Restricted cash	92	1	—		—		—		93	—		93
Net accounts receivable	718	143	—		—		—		861	—		861
Prepaids and other current assets	692	638	—		—		—		1,330	—		1,330

Total Current Assets	26,745	6,686	(9,000)		24,320		9,750		58,501	—		58,501

Property and equipment, net	3,688	366	—		—		—		4,054	—		4,054
Intellectual property and other intangible assets	3,446	46	4,042	(d)	—		—		7,534	4,002	(d)	11,536
Goodwill	—	991	8,350	(e)	—		—		9,341	826	(e)	10,167
Other assets	486	193	—		—		221	(i)	900	—		900

Total Assets	$34,365	$8,282	$3,392		$24,320		$9,971		$80,330	$4,828		$85,158

Liabilities and Stockholders’ Equity:
Accounts payable and accrued liabilities	$4,913	$1,130	$849	(f)	$—		$—		$6,892	$—		$6,892
Accrued claims payable	—	2,678	—		—		—		2,678	—		2,678
Other accrued liabilities	1,996	2,562	—		—		—		4,558	—		4,558

Total Current Liabilities	6,909	6,370	849		—		—		14,128	—		14,128

Long-term debt	—	2,244	(108	)(h)	—		8,852	(i)	10,988	(107	) (h)	10,881
Other liabilities	517	166	—		—		—		683	—		683

Total Liabilities	7,426	8,780	741		—		8,852		25,799	(107)		25,692

Stockholders’ Equity:
Preferred stock	—	720	(720	)(j)	—		—		—	—		—
Common stock	4	77	(77	)(j)	—		—		4	—		4
Additional paid-in capital	93,895	57,493	(55,340	)(g)	24,320	(b)	1,119	(i)	121,487	4,935	(g)	126,422
Accumulated deficit	(66,960)	(58,788)	58,788	(j)	—		—		(66,960)	—		(66,960)

Total stockholders’ equity (deficit)	26,939	(498)	2,651		24,320		1,119		54,531	4,935		59,466

Total Liabilities and Stockholders’ Equity	$34,365	$8,282	$3,392		$24,320		$9,971		$80,330	$4,828		$85,158

(a)	The CompCare consolidated balance sheet is presented as of November 30, 2006.

(b)	Reflects proceeds from the issuance of 3,573,258 shares of common stock on December 18, 2006 at a price of $7.30 per share, after deducting placement agent fees and other estimated offering expenses (legal, accounting, printing, etc.) of approximately $1.8 million, as if it had been completed on September 30, 2006.

(c)	Reflects the $9 million of cash paid as part of the purchase price for the CompCare merger, as if it had been completed on September 30, 2006.

(d)	Reflects the estimated fair value of the intangible assets acquired as part of the Woodcliff acquisition and CompCare merger, representing customer contracts related to its behavioral managed care business, as if the transactions had been completed on September 30, 2006. The intangible asset value has been allocated to the Woodcliff acquisition and the acquisition of the minority interest through the CompCare merger based on the respective ownership percentages acquired in each transaction. The estimate is based on certain assumptions that we believe are reasonable, but are preliminary in nature and subject to change based on an appraisal of the net assets acquired.

(e)	Reflects the estimated amount of goodwill resulting from the Woodcliff acquisition and CompCare merger, representing the excess amount of the acquisition cost over the fair value of net assets acquired, which includes the intangible assets identified in (4) above, and is based on certain assumptions that we believe are reasonable, but are preliminary in nature and subject to change based on an appraisal of the net assets acquired. Goodwill has been allocated to the Woodcliff acquisition and the acquisition of the minority interest through the CompCare merger based on the respective costs in excess of the estimated fair values of the net assets acquired in each transaction.

(f)	Estimated direct costs in the Woodcliff acquisition due to change in control provisions representing severance and related costs of $435,000, transactions-related incentives of $374,000 and legal costs of $40,000.

(g)	Reflects the issuance of 215,053 shares of common stock in the Woodcliff acquisition and 493,013 shares in the CompCare merger, net of the elimination for CompCare’s historical balances, as if the transactions had been completed at September 30, 2006. The average price per share of Hythiam’s stock used to calculate the value the shares issued for pro forma purposes was $10.01 for both transactions.

(h)	Reflects a purchase accounting adjustment to CompCare’s long term subordinated debt, based on current market value assumptions that we believe are reasonable, but are preliminary in nature and subject to change based on an appraisal of the net assets acquired. This adjustment has been allocated to the Woodcliff acquisition and the CompCare merger based on the respective costs in excess of the estimated fair values of the debt acquired in each transaction.

(i)	Reflects proceeds from the issuance of $10 million senior secured note and warrants, with appropriate allocation between the note and warrants based on their relative fair values, as if the issuance occurred on September 30, 2006. The amount allocated to the warrants at the date of issue was estimated at $1,148,000 using the Black Scholes method, and is recorded in additional paid-in capital. The remaining $8,852,000 amount of proceeds was allocated to the note. Also reflected is the recognition of $250,000 in upfront origination fees and other expenses associated with issuance of the note and warrants, with appropriate allocation made between the note and warrants based on their relative fair values. The amount of issuance costs allocated to the note ($221,000) is reflected as a deferred charge on the balance sheet, and the amount allocated to the warrants ($29,000) is reflected in additional paid-in capital. The adjustment to cash and cash equivalents reflects the $10 million proceeds net of the $250,000 of issuance costs.

(j)	Elimination of CompCare’s historical balances.

(k)	The following table presents the allocation of the total acquisition cost, for both transactions, to the assets acquired and liabilities assumed (in millions):

Cash and cash equivalents	$5.9
Other current assets	0.8
Goodwill	10.2
Intangible assets	8.0
Other assets	0.6

Total assets	$25.5
Accounts payable and accrued liabilities	(2.0)
Accrued claims payable	(2.7)
Accrued reinsurance claims payable	(2.5)
Long-term debt	(2.0)
Other liabilities	(0.2)

Total liabilities	$(9.4)

Total acquisition cost	$16.1

Hythiam, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the Nine Months Ended September 30, 2006

	Hythiam	CompCare
	Historical	Historical	Pro Forma Adjustments					Pro Forma
	Nine Mo.	Nine Mo.			Issuance of		Pro Forma	Adjustments
	Ended Sep.	Ended Nov.	Woodcliff		Note and		(Completed	CompCare	Pro Forma,
(in thousands, except per share data)	30, 2006	30, 2006 (a)	Acquisition		Warrants		Transactions)	Merger	As Adjusted
Revenues	$2,896	$13,996	$—		$—		$16,892	$—	$16,892
Operating expenses:
Healthcare operating expenses	—	12,550	—		—		12,550	—	12,550
General administrative and other	28,689	2,200	—		—		30,889	—	30,889
Research and development	2,077	—	—		—		2,077	—	2,077
Depreciation and amortization	940	74	606	(b)	—		1,620	600 (b)	2,220

Total operating expenses	31,706	14,824	606		—		47,136	600	47,736

Loss from operations	(28,810)	(828)	(606)		—		(30,244)	(600)	(30,844)

Other non-operating income, net	—	242	—		—		242	—	242
Interest income	1,293	80	—		(10	)(f)	1,363	—	1,363
Interest expense	—	(144)	—		(1,407	)(e)	(1,551)	—	(1,551)

Loss before provision for income taxes from continuing operations	(27,517)	(650)	(606)		(1,417)		(30,190)	(600)	(30,790)
Provision for income taxes	(2)	(72)	—	(c)	—	(c)	(74)	— (c)	(74)

Net loss from continuing operations	(27,519)	(722)	(606)		(1,417)		(30,264)	(600)	(30,864)

Net loss from continuing operations per common share:
Basic and diluted	$(0.70)	$(0.12)	$—		$—		$(0.76)	$—	$(0.77)

Weighted average shares outstanding:
Basic and diluted	39,468	6,179	(6,179	) (d)	—	(g)	39,683	493 (d)	40,176
			215	(d)

Hythiam, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2005

	Hythiam	CompCare
	Historical	Historical	Pro Forma Adjustments					Pro Forma
	Fiscal Year	Year			Issuance of		Pro Forma	Adjustments
	Ended Dec.	Ended Feb.	Woodcliff		Note and		(Completed	CompCare	Pro Forma,
(in thousands, except per share data)	31, 2005	28, 2006 (a)	Acquisition		Warrants		Transactions)	Merger	As Adjusted
Revenues	$1,164	$24,604	$—		$—		$25,768	$—	$25,768
Operating expenses:
Healthcare operating expenses	—	21,742	—		—		21,742	—	21,742
General, administrative and other expenses	22,511	3,187	—		—		25,698	—	25,698
Research and development	2,646	—	—		—		2,646	—	2,646
Depreciation and amortization	879	90	808	(b)	—		1,777	800 (b)	2,577

Total operating expenses	26,036	25,019	808		—		51,863	800	52,663

Loss from operations	(24,872)	(415)	(808)		—		(26,095)	(800)	(26,895)

Other non-operating expense, net	—	(130)	—		—		(130)	—	(130)
Interest income	834	53			(11	)(f)	876	—	876
Interest expense	—	(188)	—		(1,843	)(e)	(2,031)	—	(2,031)

Loss before provision for income taxes	(24,038)	(680)	(808)		(1,854)		(27,380)	(800)	(28,180)
Provision for income taxes	—	(54)	—	(c)	—	(c)	(54)	— (c)	(54)

Net loss	$(24,038)	$(734)	$(808)		$(1,854)		$(27,434)	$(800)	$(28,234)

Net loss per common share:
Basic and diluted	($0.77)	($0.15)	—		—		($0.87)	—	($0.89)

Weighted average shares outstanding:
Basic and diluted	31,173	4,757	(4,757	) (d)	—	(g)	31,388	493 (d)	31,881
			215	(d)

(a)	CompCare’s statements of operations presented for the year ended February 28, 2006 is compiled based on the audited consolidated statements of operations for the year ended May 31, 2006, adjusted to exclude the unaudited results for the three months ended May 31, 2006, and to include the unaudited results for the three months ended May 31, 2005. The CompCare statements of operations presented for the nine months ended November 30, 2006 is compiled based on the unaudited consolidated statements of operations for the six months ended November 30, 2006, adjusted to include the unaudited results for the three months ended May 31, 2006.

(b)	Reflects the amortization of intangible assets (customer contracts) acquired as part of the Woodcliff acquisition and CompCare merger, as if the transactions had been completed on January 1, 2005. The estimated useful life is assumed at 5 years. The amortization is being recognized in relation to the incidence of estimated gross profits to be realized over the useful lives of the contracts, which approximates using the straight line method.

(c)	No income tax effect on the adjustments since Hythiam has accumulated net operating losses since its inception.

(d)	Reflects the issuance of 215,053 shares in the Woodcliff acquisition and 493,013 shares in the CompCare merger, offset by the elimination of CompCare’s historical balances as if the transactions had been completed on January 1, 2005.

(e)	Reflects the amount of interest expense incurred on the $10 million senior secured note and warrants, which were issued on January 18, 2007 to fund the Woodcliff acquisition, at the rate of 10.75% (stated rate of prime plus 2.5%, using the current prime rate as of January 17, 2006- 8.25%), as if the note and warrants were issued on January 1, 2005. Such interest amounted to $1,075,000 for the year ended December 31, 2005 and $806,250 for the nine months ended September 30, 2006. The impact on interest expense of a 1/8% change in interest rates would be approximately $12,000 annually and $9,000 for nine months. This adjustment also includes $620,000 and $528,000 for amortization of the note discount, and $148,000 and $73,000 for amortization of deferred issuance costs associated with the note, for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. Both the discount and issuance costs are being deferred and amortized using the effective interest method over 18 months because investors have the option to redeem the note after 18 months.

(f)	Reflects the decrease in interest income earned resulting from the $250,000 of costs paid to issue the senior secured notes and warrants, which closed on January 18, 2006, as if the transaction had been completed on January 1, 2005. The assumed rates are 4.2% for the year ended December 31, 2005, and 5.3% for the nine months ended September 30, 2006, and are consistent with the yield earned on marketable securities by Hythiam during those periods.

(g)	The warrants issued with the senior secured notes are anti-dilutive, and would not impact basic earnings per share. Comparative historical per share data
Comparative historical per share data
The following table sets forth certain historical per share data of Hythiam and CompCare and certain equivalent CompCare per share data. The information set forth below should be read in conjunction with “Unaudited Pro Forma Financial Information” on pages 15 – 20. The equivalent CompCare per share data is calculated based on an exchange ratio of 12 shares of CompCare common stock for each share of our common stock related to the merger. Neither Hythiam nor CompCare have declared or paid cash dividends in the last five years.

			Pro Forma
	Hythiam	CompCare	(Completed	Pro Forma,
	Historical	Historical	Transactions)	As Adjusted
Historical and Pro Forma:
Net loss per common share (Basic & Dilutive):
Fiscal Year Ended December 31, 2005 (b)	($.77)	($.15)	($.87)	($.89)
Nine months ended September 30, 2006 (c)	($.70)	($.12)	($.76)	($.77)

Book value per common share:
As of September 30, 2006 (a)	$.68	($.07)	$1.25	$1.35

Equivalent CompCare(d):
Net loss per common share (Basic & Diluted):
Fiscal Year Ended December 31, 2005 (b)	—	—	—	($.07)
Nine months ended September 30, 2006 (c)	—	—	—	($.06)

Book value per common share:
As of September 30, 2006 (a)	—	—	—	$.11

(a)	Historical, pro forma and equivalent book value per share is computed by dividing total stockholders’ equity by the number of shares outstanding at the end of each period. CompCare book value per share is based on the consolidated balance sheet as of November 30, 2006.

(b)	CompCare’s statement of operations data is based on the twelve month period ended February 28, 2006 and was compiled based on the audited consolidated statements of operations for the year ended May 31, 2006, adjusted to exclude the unaudited results for the three months ended May 31, 2006, and to include the unaudited results for the three months ended May 31, 2005.

(c)	CompCare’s statement of operations data is based on the nine month period ended November 30, 2006 and was compiled based on the unaudited consolidated statements of operations for the six months ended November 30, 2006, adjusted to include the unaudited results for the three months ended May 31, 2006.

(d)	Pro forma equivalent CompCare per share data is computed by dividing the pro forma as adjusted per share data by 12, the exchange ratio in the Merger.
Comparative per share market price data
Our common stock trades on NASDAQ, under the symbol “HYTM.” CompCare common stock trades on the OTC Bulletin Board under the symbol “CHCR.”
The following table shows the high and low sales prices per share of Hythiam common stock, as reported on NASDAQ, and CompCare common stock, as reported on the OTCBB, on (i) January 17, 2007, the last full trading day preceding the public announcement that Hythiam and CompCare had entered into the merger Agreement, and (ii) February 7, 2007 the last full trading day for which high and low sales prices were available as of the date of this registration statement.
The table also includes the equivalent high and low sales prices per share of CompCare common stock on those dates. These equivalent high and low sales prices per share reflect the fluctuating value of the 0.08333 of a share of Hythiam common stock that CompCare stockholders would receive in exchange for each share of CompCare common stock if the merger was completed on either of these dates.

	Hythiam		CompCare		Equivalent
	Common Stock		Common Stock		Price Per Share
	High	Low	High	Low	High	Low
January 17, 2007	$10.11	$9.69	$1.80	$1.75	$0.84	$0.81
February 7, 2007	$9.01	$8.74	$.90	$.90	$.75	$.73
The merger
This section of the prospectus describes material aspects of the merger. While we believe that the description covers the material terms of the merger, this summary may not contain all of the information that is important to you. For a more complete understanding of the merger, you should carefully read this entire prospectus, the attached appendixes, including the merger Agreement attached hereto as Appendix A, and the other documents referred to in this prospectus.
General description of the merger
Our board of directors has approved the merger, and the board of CompCare has approved the merger subject to approval by a majority in interest of its stockholders.
The merger will be effected by merging a newly-formed, wholly-owned subsidiary of Hythiam with and into CompCare. In the merger, stockholders of CompCare will receive a number of shares of our common stock based on an exchange ratio of 12 to one. Each 12 shares of CompCare common stock will be converted into one share of our common stock. Any fractional shares or stockholders holding fewer than 12 shares of CompCare stock will be paid in cash. We have registered up to 650,000 shares of our common stock pursuant to this prospectus which represents an increase from the 493,013 shares of common stock that we expected to register and issue on January 18, 2007. This increase is due to (i) the recent issuance of CompCare stock to third parties and (ii) a number of shares reserved for issuance upon any exercise of options and warrants to purchase the common stock of CompCare.
Reasons for the merger
The following discussion of our reasons for the merger contains a number of forward-looking statements that reflect the current views of management with respect to future events that may have an effect on future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed in the “Risk Factors” above.
We believe that Hythiam and CompCare together can create synergies to facilitate more efficiently helping patients using our PROMETA treatment protocols and our planned behavioral health disease management offerings. We expect that the combined company will be able to offer increased efficiency and benefits for our customers, including the following:
•	CompCare currently manages approximately 1.1 million member lives, of these approximately 1 million are on a cost-risk basis. The acquisition is expected to allow us increased access to a network of 8,000 CompCare providers that will increase the potential referral base and availability of PROMETA at treatment sites. The combined company will also have the initial infrastructure in place to provide substance abuse disease management to accommodate nationwide third party reimbursement that we expect will be driven by positive outcomes from PROMETA pilots currently underway with managed care entities HealthNow New York Inc., and Horizon Blue Cross Blue Shield of New Jersey, and the criminal justice system. We expect the combination with us, and the resulting strengthening of CompCare’s balance sheet will drive growth in CompCare’s existing business, by allowing sufficient capital to bid on a greater number of managed behavioral health contracts.

•	The combined companies anticipate capturing additional managed behavioral health revenues from initial disease management reimbursement on the ‘high-utilizer’ subset of the substance dependent populations from our existing managed care relationships. We currently estimate ‘high-utilizers’ represent an average of 0.2% of plan lives. Further revenue growth within these plans would be expected based upon expanding penetration beyond this level into the broader substance dependent population, coupled with revenues from demonstrated medical savings. We also anticipate that there will be opportunities to provide add-on behavioral health disease management products, especially for disorders that commonly occur with substance abuse, which, in turn, will continue to increase our revenue base within these plans.

•	The combined companies will create an outpatient focused, well capitalized, healthcare services company with a strategic market advantage resulting from intellectual property, to address a $140 Billion market.

•	Our merger will facilitate rapid utilization and adoption of PROMETA throughout managed care, criminal justice, self-insured employers, and government agencies.

•	We will have an immediate ability to treat managed lives for customers evaluating the system-wide adoption of the PROMETA protocols without the need for lengthy implementation cycles.

•	We will provide greater access to our patented protocols in the context of a disease management program, which integrates behavioral, nutritional and medical treatments, while concurrently coordinating the treatment of co-existing medical and behavioral disorders, towards providing a higher level of care for the suffering individual.

•	We anticipate an increasing global (behavioral and medical) per member per month payment allocation by demonstrating savings on chronic disease costs and emergency medical care.

•	80% of substance dependent individuals have a major psychiatric co-morbidity (depression, anxiety disorders, schizophrenia, eating disorders, bipolar disorder, and ADHD), resulting in natural add-on behavioral health disease management programs for these disorders.

•	The addition of CompCare will provide us with a substance dependence disease management infrastructure to accommodate initial treatment volumes from government and criminal justice for the estimated 5 million lives within probation, corrections and parole.

•	On a consolidated basis, we believe our managed care business can achieve greater operating income margins than managed behavioral healthcare organization industry typical operating margins.

•	We anticipate an acceleration of licensing of new providers due to availability of reimbursement and the ability to increase private pay revenue growth through the licensing of provider networks.
Accounting treatment
The merger will be accounted for as a purchase transaction by us for financial reporting and accounting purposes under U.S. generally accepted accounting principles.
Effective January 12, 2007 the results of operations of CompCare will be included in our consolidated financial statements from the consummation of the acquisition of Woodcliff Healthcare Investment Partners, LLC, as more fully discussed in our current report filed on Form 8-K on January 18, 2007.
Votes required
The vote required for approval of the merger is a majority of the shares of CompCare’s common stock voting at the special meeting of stockholders of CompCare currently scheduled to be held on March 23, 2007. Our wholly-owned subsidiary Woodcliff has voting control of CompCare and we currently intend to vote our shares in favor of the merger at the special meeting to be noticed upon effectiveness of the proxy statement that CompCare has filed with the Securities and Exchange Commission.
Tax consequences
Based upon representations contained in the merger Agreement by the Company and CompCare and on certain customary factual assumptions, the merger will be a tax-free incorporation under Section 368(a)(1)(A) of the Tax Code.

Regulatory approvals
No federal or state regulatory requirements must be complied with and no approvals must be obtained in connection with the merger.
Appraisal rights
Pursuant to the General Corporation Law of the State of Delaware, holders of CompCare’s common stock are entitled to exercise appraisal rights.
Federal securities laws consequences
This prospectus does not cover any resales of our common stock received in the merger, and no person is authorized to make any use of this prospectus in connection with any such resale.
All shares of our common stock received by stockholders of CompCare in the merger should be freely transferable, except that if a stockholder is deemed to be an “affiliate” of the Company under the Securities Act at the time of the merger, the stockholder may resell those shares only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be considered “affiliates” under the Securities Act generally include individuals or entities that control, are controlled by, or are under common control with, the Company, and generally would not include stockholders who are not our officers, directors or principal stockholders.
Merger agreement
The following summary describes certain material provisions of the merger Agreement. The full text of the merger Agreement is attached as Appendix A to this prospectus and is incorporated herein by reference. This summary may not contain all of the information that is important to you, and you are encouraged to read carefully the entire merger Agreement. The following description is subject to, and is qualified in its entirety by reference to, the merger Agreement.
The merger Agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about the Company or CompCare. Such information can be found elsewhere in this document and in the other public filings the Company and CompCare make with the SEC, which are available without charge at www.sec.gov.
Structure of the merger
In accordance with the merger Agreement and Delaware law, merger Sub, a wholly-owned subsidiary of the Company, will merge with and into CompCare. As a result of the merger, the separate corporate existence of merger Sub will cease, and CompCare will survive as a wholly owned subsidiary of us.
Upon completion of the merger, each 12 outstanding shares of common stock of CompCare, other than shares held by us, will be canceled and converted into the right to receive one share of our common stock. We refer to this ratio herein as the exchange ratio. In addition, each outstanding share of common stock of CompCare held by us will be canceled.
Effective time of the transaction
The merger will become effective at the time at which the certificate of merger has been duly filed with the Secretary of State of the State of Delaware, or at such other time as specified in the certificate of merger. We expect to file the merger certificate promptly after this registration statement is declared effective by the Securities and Exchange Commission.
Officers and directors
Following the merger, the officers, directors and management of CompCare will be the same persons as the current officers, directors and management of CompCare.
Exchange ratio
The exchange ratio is twelve (12) to one (1).
Surrender of CompCare Certificates
Following the effective time of the merger, we will mail to each stockholder of CompCare a letter of transmittal and instructions regarding the details of the exchange. The stockholders will use the letter of transmittal to exchange shares of CompCare common stock for the shares of our common stock and to which the stockholders of CompCare are entitled to receive in connection with the merger.
Material contract with CompCare
Other than the merger agreement and ancillary agreements related to the merger, the only material agreement between us and CompCare is a PROMETA® Marketing License and Services Agreement, pursuant to which CompCare has the exclusive right to market a substance dependence disease management program using our Protocols to its current customers and other mutually agreed to prospective clients. Upon an agreement between CompCare and a customer, we agreed to license a sufficient number of mutually agreed upon CompCare network providers in that customers region to provide the Protocols, and CompCare agreed to pay us a license fee as the Protocols are used. In addition, we agreed to hire two sales representatives and pay their related costs to market the disease management program.
Our business
Introduction
We are a healthcare services management company focused on delivering solutions for those suffering from alcoholism and other substance dependencies. We research, develop, license and commercialize innovative physiological, nutritional, and behavioral treatment protocols designed for use by healthcare providers seeking to treat individuals diagnosed with dependencies to alcohol, cocaine and methamphetamine, as well as combinations of these drugs. Our proprietary PROMETA ® treatment protocols comprise nutritional supplements, FDA-approved oral and intravenous medications used off-label and separately administered in a unique dosing algorithm, as well as psychosocial or other recovery-oriented therapy chosen by the patient and his or her treatment provider. As a result, PROMETA represents an innovative integrated approach to managing alcohol, cocaine, or methamphetamine dependence that is designed to address physiological, nutritional and psychosocial aspects of the disease, and is thereby intended to offer patients an opportunity to achieve sustained recovery.
Operations
As of September 30, 2006, we had 58 licensed commercial sites throughout the United States, 29 of which were treating patients in the third quarter of 2006. During the third quarter, we continued to increase our market penetration by entering into license agreements for 18 new licensed sites, an increase of 45% over the 40 licensed sites at June 30, 2006.
PROMETA Centers
Approximately one third of our consolidated revenues in the third quarter and year-to-date through September 30, 2006 have been derived from our licensing and management services agreement with the PROMETA Center. The revenues and expenses of the PROMETA Center are included in our consolidated financial statements under accounting standards applicable to variable interest entities.
Based on the revenues generated to date from managing the PROMETA Center in Santa Monica, we have decided to expand this business model with additional PROMETA Centers in other major metropolitan areas. The next company-managed PROMETA Center will be in San Francisco, California, where we have leased medical space and substantially completed tenant improvements by the end of the year. We will consolidate the accounts of the San Francisco PROMETA Center under accounting standards applicable to variable interest entities.
In addition, we have entered into a licensing and administrative services agreement with Canterbury Institute, LLC, which has deposited $2 million into escrow toward opening PROMETA Centers in two additional locations, one in Northern New Jersey and the other in Southern Florida. As part of the agreement, we will receive a 10% share of the profits in each licensed center, in addition to fees for services and technology licensing.
We anticipate these additional PROMETA Centers to be operational in the first half of 2007.
Clinical data from research and pilot studies
We believe that a key to our success will be the publication of additional positive results from research studies and commercial pilots evaluating the PROMETA protocols. Through September 30, 2006, we have spent approximately $4.9 million on research grants for studies by preeminent researchers in the field of substance dependence to evaluate the efficacy of PROMETA in treating alcohol and stimulant dependence and commercial pilots with state programs and drug court systems to study the efficacy of the PROMETA protocols. We plan to spend an additional $5.5 million in the remainder of 2006 and 2007 for these and other studies.

We believe the results from these studies will validate PROMETA as a method of care for treating alcoholism and stimulant dependence and serve to accelerate our growth.
The City Court of Gary, Indiana, and Washington’s Pierce County Alliance (“PCA”) each recently reported positive 6 month follow up results from pilot studies conducted to evaluate the PROMETA protocol in the drug court system. PCA is the largest substance abuse treatment provider for criminal justice in Pierce County, Washington, which conducted a 40-patient pilot to evaluate the PROMETA protocol for the treatment of methamphetamine and cocaine dependence within the felony and family drug court system. The PROMETA protocol for the treatment of methamphetamine and cocaine dependence was adopted as a treatment by PCA earlier this year when it was concluded that PCA’s success in using PROMETA with offenders had far surpassed that of any other treatment model previously used. The City Court of Gary adopted the PROMETA protocol for stimulants earlier this year after it had conducted a successful commercial 30-patient pilot that was terminated prior to completion when PROMETA’s results with stimulant dependent drug court participants surpassed the Court’s historical success rates.
International
We have received allowances, issuances or notices that patent grants are intended for our core intellectual property for the treatment of alcohol and stimulant dependence in Mexico, Australia, New Zealand, South Africa and Europe.
In July 2006, our Swiss foreign subsidiary signed PROMETA license and services agreements with three sites in Switzerland to serve the international market. Our international operations to date have not yet been significant, consisting primarily of legal and other consulting services, development and start-up activities.
Use of proceeds
Other than the assets, businesses, or securities acquired in connection with the merger, there will be no proceeds to us from this offering.
NASDAQ Global Market quotation
Our common stock is traded on The Nasdaq Global Market under the symbol “HYTM.”
ComCare’s common stock is traded on the OTC Bulletin Board under the symbol “CHCR.”
Incorporation of certain information by reference
The following documents are specifically incorporated by reference into this prospectus:
(1)	Our annual report on Form 10-K for the year ended December 31, 2005;

(2)	Our Proxy Statement on Form DEF14A for our annual meeting of stockholders held on June 16, 2006;

(3)	Our quarterly report on Form 10-Q for the quarters ended March 31, June 30 and September 30 2006;

(4)	Our current reports on Form 8-K filed with the SEC on March 16, April 28, May 4, May 10, July 27, August 9, October 18, November 9, December 13 and December 19, 2006, January 18, January 19, January 25, January 29, and February 6, 2007;

(5)	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the document referred to in (1) above;

(6)	The Description of Capital Stock contained in our Registration Statement on Form S-1/ A filed with the SEC on June 23, 2004; and

(7)	All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering.

In addition, all documents filed by the Company and CompCare pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the date of the consummation of the merger are deemed to be incorporated by reference into, and to be a part of, this prospectus from the date of filing of those documents.
We will provide each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with the prospectus. We will provide this information upon written or oral request at no charge to the requester. The request for this information must be made to the following:
Investor Relations
Hythiam, Inc.
11150 Santa Monica Boulevard, Suite 1500
Los Angeles, California 90025
(310) 444-4300
Where you can find more information
We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.
We maintain a website at http://www.hythiam.com. CompCare maintains a website at http://www.compcare.com. The information in, or that can be accessed through, these websites is not incorporated hereby by reference, and you should not consider them to be a part of this prospectus.
Legal matters
Various legal matters with respect to the validity of the securities offered by this prospectus will be passed upon for us by Dreier Stein & Kahan LLP, Santa Monica, California. Dreier Stein & Kahan LLP and its attorneys hold no shares of our common stock, but a partner with the firm holds a warrant to purchase up to 50,000 shares of our common stock.
Experts
The Company’s financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.
CompCare’s financial statements incorporated by reference in this Prospectus have been audited by Kirkland, Russ, Murphy & Tapp P.A., an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

Appendix A
Agreement and Plan of Merger

AGREEMENT AND PLAN OF MERGER
BETWEEN
HYTHIAM, INC.
AND
COMPREHENSIVE CARE CORPORATION
ON
January 26, 2007

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§1. Definitions	4

§2. Basic Transaction	7
(a) The Merger	7
(b) The Closing	7
(c) Actions at the Closing	7
(d) Effect of Merger	7
(e) Payment Procedure	8
(f) Closing of Transfer Records	9

§3. Company’s Representations and Warranties	9
(a) Organization, Qualification, and Corporate Power	9
(b) Capitalization	9
(c) Authorization of Transaction	9
(d) Non-contravention	9
(e) Filings with SEC	10
(f) Financial Statements	10
(g) Events Subsequent to Most Recent Fiscal Quarter End	10
(h) Undisclosed Liabilities	10
(i) Brokers Fees	11
(j) Continuity of Business Enterprise	11
(k) Disclosure	11

§4. Buyer’s Representations and Warranties	11
(a) Organization	11
(b) Capitalization	11
(c) Authorization of Transaction	11
(d) Non-contravention	11
(e) Brokers Fees	12
(f) Continuity of Business Enterprise	12
(g) Disclosure	12

§5. Covenants	12
(a) General	12
(b) Notices and Consents	12
(c) Regulatory Matters and Approvals	13
(d) Fairness Opinion and Comfort Letters	13
(e) Listing of Buyer Shares	13
(f) Operation of Business	13
(g) Full Access	14
(h) Notice of Developments	14
(i) Exclusivity	14
(j) Insurance and Indemnification	15
(k) Delivery of Documentation	15

§6. Conditions to Obligation to Close	15
(a) Conditions to Buyer’s Obligation	15
(b) Conditions to Company’s Obligation	17

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§7. Termination	17
(a) Termination of Agreement	17
(b) Effect of Termination	19

§8. Miscellaneous	19
(a) Survival	19
(b) Press Releases and Public Announcements	19
(c) No Third-Party Beneficiaries	19
(d) Succession and Assignment	19
(e) Headings	19
(f) Notices	19
(g) Governing Law.	20
(h) Amendments and Waivers	20
(i) Severability	21
(j) Expenses	21
(k) Construction	21
(l) Incorporation of Exhibits and Schedules	21
(m) Arbitration	21
(n) State Securities Laws	21
(o) Tax Disclosure Authorization	21
(p) Entire Agreement	22
(q) Counterparts	22

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AGREEMENT AND PLAN OF MERGER
     This Amended and Restated Agreement and Plan of Merger (this “Agreement”) is entered into on January 26, 2007, by and between Hythiam, Inc., a Delaware corporation (“Buyer”), HCCC Acquisition Corporation, a Delaware corporation and newly-formed wholly-owned subsidiary of Buyer (“Merger Sub”), and Comprehensive Care Corporation, a Delaware corporation (“Company”). Buyer, Merger Sub and Company are referred to collectively herein as the “Parties.”
     This Agreement contemplates a tax-free merger of Merger Sub with and into Company in a reorganization pursuant to Code 368(a)(1)(A). Company Stockholders will receive Buyer stock in exchange for their Company stock. The Parties expect that the Merger will further their business objectives, including providing Company with access to needed additional capital and providing Buyer with an expanded ability to offer its products and services.
     This Agreement amends, restates and replaces in its entirety that certain Agreement and Plan of Merger between the Parties dated January 18, 2007, which shall be of no further force or effect.
     Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.
     §1. Definitions.
     “Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.
     “Buyer” has the meaning set forth in the preface above.
     “Buyer-owned Share” means any Company Share that Buyer owns beneficially.
     “Buyer Share” means any share of the common stock, $0.0001 par value per share, of Buyer.
     “Certificate of Merger” has the meaning set forth in §2(c) below.
     “Closing” has the meaning set forth in §2(b) below.
     “Closing Date” has the meaning set forth in §2(b) below.
     “Company” has the meaning set forth in the preface above.
     “Comfort Letter” has the meaning set forth in §5(d) below.
     “Company Disclosure Schedule” has the meaning set forth in §3 below.
     “Company Share” means any share of the common stock, $0.01 par value per share, of Company.

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     “Company Stockholder” means any Person who or that holds any Company Shares.
     “Confidential Information” means any information concerning the business and affairs of Company and its Subsidiaries that is not already generally available to the public.
     “Conversion Ratio” has the meaning set forth in §2(d)(v) below.
     “DGCL” means the General Corporation Law of the State of Delaware, as amended.
     “Dissenting Share” means any Company Share held of record by any stockholder who or that has exercised his, her, or its appraisal rights under the DGCL.
     “Effective Time” has the meaning set forth in §2(d)(i) below.
     “Exchange Agent” has the meaning set forth in §2(e) below.
     “Fairness Opinion” has the meaning set forth in §5(d) below.
     “GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.
     “Proxy Statement” means the definitive proxy statement relating to Company stockholder approval of the Merger.
     “IRS” means the Internal Revenue Service.
     “Knowledge” includes actual knowledge and knowledge that a Party should have after reasonable investigation.
     “Lien” means any mortgage, pledge, lien, encumbrance, charge, or other security interest.
     “Material Adverse Effect” or “Material Adverse Change” means any effect or change that would be (or could reasonably be expected to be) materially adverse to the business, assets, condition (financial or otherwise), operating results, operations, or business prospects of Company and its Subsidiaries, taken as a whole, or to the ability of Sellers to consummate timely the transactions contemplated hereby (regardless of whether or not such adverse effect or change can be or has been cured at any time or whether Buyer has knowledge of such effect or change on the date hereof), including any adverse change, event, development, or effect arising from or relating to (a) general business or economic conditions, including such conditions related to the business of Company and its Subsidiaries, (b) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (c) financial, banking, or securities markets (including any suspension of trading in, or limitation on prices for, securities on The Nasdaq Global Market for a period in excess of three hours or any decline of either the Dow Jones Industrial Average or the Standard & Poor’s Index of 500 Industrial Companies by an amount in excess of 15% measured from the close of business on the date hereof), (d) changes in United States generally accepted accounting principles, (e) changes in laws, rules, regulations, orders, or other binding directives issued by any governmental entity,

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and (f) the taking of any action contemplated by this Agreement and the other agreements contemplated hereby.
     “Merger” has the meaning set forth in §2(a) below.
     “Merger Sub” has the meaning set forth in the preface above.
     “Most Recent Fiscal Quarter End” has the meaning set forth in §3(f) below.
     “Option Agreement” means any warrant, stock option, stock option agreement, or incentive compensation plan of Company.
     “Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).
     “Party” has the meaning set forth in the preface above.
     “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity (or any department, agency, or political subdivision thereof).
     “Prospectus” means the final prospectus relating to the registration of the Buyer Shares under the Securities Act.
     “Public Report” has the meaning set forth in §3(e) below.
     “Registration Statement” has the meaning set forth in §5(c)(i) below.
     “Requisite Company Stockholder Approval” means the affirmative vote of the holders of a majority of the Company Shares in favor of this Agreement and the Merger.
     “SEC” means the Securities and Exchange Commission.
     “Securities Act” means the Securities Act of 1933, as amended.
     “Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons will be allocated a majority of such business entity’s gains or losses or will be or control any managing director or general

6

partner of such business entity (other than a corporation). The term “Subsidiary” will include all Subsidiaries of such Subsidiary.
     “Surviving Corporation” has the meaning set forth in §2(a) below.
     §2. Basic Transaction.
     (a) The Merger. On and subject to the terms and conditions of this Agreement, Company will merge with and into Merger Sub (the “Merger”) at the Effective Time. Company will be the corporation surviving the Merger (the “Surviving Corporation”).
     (b) The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Dreier Stein & Kahan LLP, located at 1620 26th Street, Sixth Floor, North Tower, Santa Monica, California 90404, commencing at 9:00 a.m. local time on the business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as the Parties may mutually determine (the “Closing Date”).
     (c) Actions at the Closing. At the Closing, (i) Company will deliver to Buyer the various certificates, instruments, and documents referred to in §6(a) below, (ii) Buyer and Merger Sub will deliver to Company the various certificates, instruments, and documents referred to in §6(b) below, (iii) Buyer and Company will file with the Secretary of State of the State of Delaware a Certificate of Merger in the form attached hereto as Exhibit A (the “Certificate of Merger”), and (iv) Buyer will deliver to the Exchange Agent in the manner provided below in this §2 the certificate evidencing the Buyer Shares issued in the Merger.
     (d) Effect of Merger.
     (i) General. The Merger will become effective at the time (the “Effective Time”) Buyer and Merger Sub file the Certificate of Merger with the Secretary of State of the State of Delaware. The Merger will have the effect set forth in the DGCL. The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either Buyer or Company in order to carry out and effectuate the transactions contemplated by this Agreement.
     (ii) Certificate of Incorporation. The certificate of incorporation of Company in effect at and as of the Effective Time will remain the certificate of incorporation of Surviving Corporation without any modification or amendment in the Merger.
     (iii) Bylaws. The bylaws of Company in effect at and as of the Effective Time will remain the bylaws of Surviving Corporation without any modification or amendment in the Merger.
     (iv) Directors and Officers. The directors and officers of Company in place at and as of the Effective Time will become the directors and officers of Surviving Corporation and retain their respective positions and terms of office.

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     (v) Conversion of Company Shares. At and as of the Effective Time, (A) each twelve (12) Company Shares (other than any Dissenting Share or Buyer-owned Share) will be converted into the right to receive one (1) Buyer Share (the ratio of Buyer Shares to Company Shares is referred to herein as the “Conversion Ratio”), (B) each Dissenting Share will be converted into the right to receive payment from Surviving Corporation with respect thereto in accordance with the provisions of the DGCL, and (C) each Buyer-owned Share will be canceled; provided, however, that the Conversion Ratio will be subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split, or other change in the number of Company Shares outstanding. No Company Share will be deemed to be outstanding or to have any rights other than those set forth above in this §2(d)(v) after the Effective Time. All fractional shares shall be paid out in cash.
     (vi) Company Warrants and Options. At and as of the Effective Time: (A) to the extent required by any Option Agreement, all warrants and options to purchase Company Shares will be assumed by Buyer and entitle the holders thereof to purchase Buyer Shares at a number and price in accordance with the Conversion Ratio; (B) to the extent permitted by any Option Agreement or consented to by any existing holder, (i) all warrants to purchase Company Shares will be assumed by Buyer and entitle the holders thereof to purchase Buyer Shares at a number and price in accordance with the Conversion Ratio, (ii) all stock options convertible into Company Shares at a price less than $0.835 per share will be assumed by Buyer and be convertible into Buyer Shares at a number and price in accordance with the Conversion Ratio, and (iii) all other options will be cancelled and of no further force or effect: and (C) all other Option Agreements will remain in effect and obligate and adhere to the benefit of Surviving Corporation as provided therein.
     (e) Payment Procedure.
     (i) Immediately after the Effective Time, Buyer will (A) furnish to American Stock Transfer & Trust Company (the “Exchange Agent”) an instruction, irrevocable for a period of at least 90 days, to issue stock certificates representing that number of Buyer Shares equal to the product of (I) the Conversion Ratio times (II) the number of outstanding Company Shares (other than any Dissenting Shares and Buyer-owned Shares) and (B) mail a letter of transmittal (with instructions for its use) in the form attached hereto as Exhibit B to each record holder of outstanding Company Shares for the holder to use in surrendering the certificates that represented his, her, or its Company Shares in exchange for a certificate representing the number of Buyer Shares to which he, she, or it is entitled.
     (ii) Buyer will not pay any dividend or make any distribution on Buyer Shares (with a record date at or after the Effective Time) to any record holder of outstanding Company Shares until the holder surrenders for exchange his, her, or its certificates that represented Company Shares.
     (iii) Buyer may instruct the Exchange Agent not to issue any Buyer Shares remaining unclaimed 90 days after the Effective Time, and thereafter each remaining record holder of outstanding Company Shares will be entitled to look to Buyer (subject to abandoned property, escheat, and other similar laws) as a general creditor thereof with

8

respect to the Buyer Shares and dividends and distributions thereon to which he, she, or it is entitled upon surrender of his, her, or its certificates.
     (iv) Buyer will pay all charges and expenses of the Exchange Agent.
     (f) Closing of Transfer Records. After the close of business on the Closing Date, transfers of Company Shares outstanding prior to the Effective Time will not be made on the stock transfer books of Surviving Corporation.
     §3. Company’s Representations and Warranties. Company represents and warrants to Buyer that the statements contained in this §3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §3), except as set forth in the Public Reports or in the disclosure schedule accompanying this Agreement and initialed by the Parties (the “Company Disclosure Schedule”), which Company Disclosure Schedule shall be deemed a part hereof. The Company Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this §3.
     (a) Organization, Qualification, and Corporate Power. Each of Company and its Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Each of Company and its Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required. Each of Company and its Subsidiaries has full corporate power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it.
     (b) Capitalization. The entire authorized capital stock of Company consists of 30,000,000 Company Shares, of which 7,655,283 Company Shares are issued and outstanding, and 60,000 shares of Preferred Stock, of which 14,400 shares of Series A Convertible Preferred Stock are issued and outstanding. All of the issued and outstanding Company Shares Series A Convertible Preferred shares have been duly authorized and are validly issued, fully paid, and non-assessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Company to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Company.
     (c) Authorization of Transaction. Company has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder; provided, however, that Company cannot consummate the Merger unless and until it receives the Requisite Company Stockholder Approval. This Agreement constitutes the valid and legally binding obligation of Company, enforceable in accordance with its terms and conditions.
     (d) Non-contravention. To the Knowledge of any director or officer of Company, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental

9

agency, or court to which Company or any of its Subsidiaries is subject or any provision of the charter or bylaws of Company or any of its Subsidiaries or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Company or any of its Subsidiaries is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Lien upon any of its assets), except any such conflicts, breaches, violations, defaults, rights or losses which could not, individually or in the aggregate, have a Material Adverse Effect on the Company and its Subsidiaries taken together as a whole. To the Knowledge of any director or officer of Company, other than in connection with the provisions of the DGCL, the Securities Exchange Act, the Securities Act, and the state securities laws, neither Company nor any of its Subsidiaries needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement, except where the failure to give notice, to file, or to obtain any authorization, consent, or approval would not have a Material Adverse Effect.
     (e) Filings with SEC. Since June 1, 2005, Company has made all filings with SEC that it has been required to make under the Securities Act and the Securities Exchange Act (collectively the “Public Reports”). Each of the Public Reports has complied with the Securities Act and the Securities Exchange Act in all material respects. None of the Public Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Company has delivered to Buyer, or made available through the SEC’s website at http://www.sec.gov, a correct and complete copy of each Public Report (together with all exhibits and schedules thereto and as amended to date).
     (f) Financial Statements. Company has filed a quarterly report on Form 10-Q for the fiscal quarter ended August 31, 2006 (the “Most Recent Fiscal Quarter End”) and an Annual Report on Form 10-K for the fiscal year ended May 31, 2006. The financial statements included in or incorporated by reference into these Public Reports (including the related notes and schedules) have been prepared in accordance with GAAP throughout the periods covered thereby (except as may be otherwise indicated in such financial statements or the notes thereto), and present fairly the financial condition of Company and its Subsidiaries as of the indicated dates and the results of operations of Company and its Subsidiaries for the indicated periods, are correct and complete in all material respects, and are consistent with the books and records of Company and its Subsidiaries; provided, however, that the interim statements are subject to normal year-end adjustments.
     (g) Events Subsequent to Most Recent Fiscal Quarter End. Since the Most Recent Fiscal Quarter End, there has not been any Material Adverse Change.
     (h) Undisclosed Liabilities. Neither Company nor any of its Subsidiaries has any liability (whether accrued, absolute, contingent or otherwise), including any liability for taxes, except for (i) liabilities set forth on the face of the balance sheet dated as of the Most Recent Fiscal Quarter End (rather than in any notes thereto) and (ii) liabilities that have arisen after the Most Recent Fiscal Quarter End in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of

10

warranty, tort, infringement, or violation of law), and which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Company and its Subsidiaries taken together as a whole.
     (i) Broker’s Fees. Neither Company nor any of its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.
     (j) Continuity of Business Enterprise. It is the present intention of Company to continue at least one significant historic business line, or to use at least a significant portion of its historic business assets in a business, in each case within the meaning of Reg. §1.368-1(d).
     (k) Disclosure. The Proxy Statement will comply with the Securities Exchange Act in all material respects. The Proxy Statement will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they will be made, not misleading; provided, however, that Company makes no representation or warranty with respect to any information that Buyer will supply specifically for use in the Proxy Statement. None of the information that Company will supply specifically for use in the Prospectus or the Registration Statement will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they will be made, not misleading.
     §4. Buyer’s Representations and Warranties. Buyer represents and warrants to Company that the statements contained in this §4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §4), except as set forth in the Buyer Disclosure Schedule. The Buyer Disclosure Schedule will be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this 4.
     (a) Organization. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.
     (b) Capitalization. The entire authorized capital stock of Buyer consists of 200,000,000 Buyer Shares, of which 40,333,725 Buyer Shares are issued and outstanding, and 50,000,000 shares of Preferred Stock, of which none are issued or outstanding. All of the Buyer Shares to be issued in the Merger have been duly authorized and, upon consummation of the Merger, will be validly issued, fully paid, and non-assessable.
     (c) Authorization of Transaction. Buyer has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable in accordance with its terms and conditions.
     (d) Non-contravention. To the Knowledge of any director or officer of Buyer, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental

11

agency, or court to which Buyer is subject or any provision of the charter, bylaws, or other governing documents of Buyer or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject, except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, or failure to give notice would not have a Material Adverse Effect. To the Knowledge of any director or officer of Buyer, and other than in connection with the provisions of the DGCL, the Securities Exchange Act, the Securities Act, and the state securities laws, Buyer does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement, except where the failure to give notice, to file, or to obtain any authorization, consent, or approval would not have a Material Adverse Effect.
     (e) Broker’s Fees. Buyer does not have any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Company or any of its Subsidiaries could become liable or obligated.
     (f) Continuity of Business Enterprise. It is the present intention of Buyer to continue at least one significant historic business line of Company, or to use at least a significant portion of Company’s historic business assets in a business, in each case within the meaning of Reg. §1.368-1(d).
     (g) Disclosure. The Prospectus and the Registration Statement will comply with the Securities Act and the Securities Exchange Act in all material respects. The Prospectus and the Registration Statement will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they will be made, not misleading; provided, however, that Buyer makes no representation or warranty with respect to any information that Company will supply specifically for use in the Prospectus and the Registration Statement. None of the information that Buyer will supply specifically for use in the Proxy Statement will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they will be made, not misleading.
     §5. Covenants. The Parties agree as follows with respect to the period from and after the execution of this Agreement.
     (a) General. Each of the Parties will use its best efforts to take all actions and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the Closing conditions set forth in 6 below); provided, however, that no director or officer of either Party will be required to violate any fiduciary duty or other requirement imposed by law in connection therewith.
     (b) Notices and Consents. Company will give any notices (and will cause each of its Subsidiaries to give any notices) to third parties, and will use its best efforts to obtain (and will

12

cause each of its Subsidiaries to use its best efforts to obtain) any third-party consents referred to in §3(d) above and the items set forth in §5(b) of the Disclosure Schedule.
     (c) Regulatory Matters and Approvals. Each of the Parties will (and Company will cause each of its Subsidiaries to) give any notices to, make any filings with, and use its best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in §3(d) and §4(d) above. Without limiting the generality of the foregoing:
     (i) Securities Act, Securities Exchange Act, and State Securities Laws. Company will prepare and file with SEC a preliminary information statement under the Securities Exchange Act as soon as practicable, but in no event later than ten (10) days after the date of this Agreement. Buyer will prepare and file with SEC a registration statement under the Securities Act relating to the offering and issuance of the Buyer Shares (the “Registration Statement”). The filing Party in each instance will use its best efforts to respond to the comments of SEC thereon and will make any further filings (including amendments and supplements) in connection therewith that may be necessary, proper, or advisable. Buyer will provide Company, and Company will provide Buyer, with whatever information and assistance in connection with the foregoing filings the filing Party may request. Buyer will take all actions that may be necessary, proper, or advisable under state securities laws in connection with the offering and issuance of the Buyer Shares.
     (ii) DGCL. Company will notice a special meeting of its stockholders and mail the Proxy Statement as soon as permitted under the Securities Exchange Act in order that Company’s stockholders may vote on whether to ratify and approve this Agreement and the Merger in accordance with the DGCL.
     (d) Fairness Opinion and Comfort Letters. Company will deliver to Buyer on or before the date the Proxy Statement is mailed to Company Stockholders (i) a final opinion of Marshall Stevens as to the fairness of the Merger to Company Stockholders from a financial point of view (the “Fairness Opinion”) and (ii) a letter of Kirkland, Russ, Murphy & Tapp P.A. stating their conclusions as to the accuracy of certain information derived from the financial records of Company and its Subsidiaries and contained in the Proxy Statement (the “Comfort Letter”). Each of the Fairness Opinion and the Comfort Letter will be reasonably satisfactory to Buyer in form and substance.
     (e) Listing of Buyer Shares. Buyer will use its best efforts to cause the Buyer Shares that will be issued in the Merger to be approved for listing on The Nasdaq Global Market, subject to official notice of issuance, prior to the Effective Time.
     (f) Operation of Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as set forth in the Company Disclosure Schedule or except as expressly contemplated by this Agreement, Company will not (and will not cause or permit any of its Subsidiaries to) engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business without the prior written consent of Buyer. Without limiting the generality of the foregoing:

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     (i) neither Company nor any of its Subsidiaries will authorize or effect any change in its charter or bylaws;
     (ii) neither Company nor any of its Subsidiaries will grant any options, warrants, or other rights to purchase or obtain any of its capital stock or issue, sell, or otherwise dispose of any of its stock (except upon the conversion or exercise of options, warrants, and other rights currently outstanding);
     (iii) neither Company nor any of its Subsidiaries will declare, set aside, or pay any dividend or distribution with respect to its stock (whether in cash or in kind), or redeem, repurchase, or otherwise acquire any of its capital stock;
     (iv) neither Company nor any of its Subsidiaries will issue any note, bond, or other debt security or create, incur, assume, or guarantee any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;
     (v) neither Company nor any of its Subsidiaries will impose any Lien upon any of its assets outside the Ordinary Course of Business;
     (vi) neither Company nor any of its Subsidiaries will make any capital investment in, make any loan to, or acquire the securities or assets of any other Person outside the Ordinary Course of Business;
     (vii) neither Company nor any of its Subsidiaries will make any change in employment terms for any of its directors, officers, and employees outside the Ordinary Course of Business; and
     (viii) neither Company nor any of its Subsidiaries will commit to any of the foregoing.
     (g) Full Access. Company will (and will cause each of its Subsidiaries to) permit representatives of Buyer (including legal counsel and accountants) to have reasonable access during normal business hours during the period prior to the Effective Time to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to Company and each of its Subsidiaries. Buyer will treat and hold any such information it receives from Company or any of its Subsidiaries in the course of the reviews contemplated by this §5(g) as Confidential Information , will not use any of the Confidential Information except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, agrees to return to Company all tangible embodiments (and all copies) thereof that are in its possession.
     (h) Notice of Developments. Each Party will give prompt written notice to the other of any material adverse development causing a breach of any of its own representations and warranties in §3 and §4 above. No disclosure by any Party pursuant to this §5(h), however, will be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.
     (i) Exclusivity. Company will not (and will not cause or permit any of its Subsidiaries to) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating

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to the acquisition of all or substantially all of the capital stock or assets of Company or any of its Subsidiaries (including any acquisition structured as a merger, consolidation, or share exchange); provided, however, that Company, its Subsidiaries, and their directors and officers will remain free to participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing to the extent their fiduciary duties may require. Company will notify Buyer immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.
     (j) Insurance and Indemnification.
     (i) Buyer will provide each individual who served as a director or officer of Company at any time prior to the Effective Time with liability insurance for a period of 36 months after the Effective Time no less favorable in coverage and amount than any applicable insurance in effect for Buyer’s officers and directors.
     (ii) Company, as the Surviving Corporation in the Merger, will observe any indemnification provisions now existing in the certificate of incorporation or bylaws of Company for the benefit of any individual who served as a director or officer of Company at any time prior to the Effective Time.
     (iii) Buyer will indemnify each individual who served as a director or officer of Company at any time prior to the Effective Time from and against any and all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses, and fees, including all court costs and reasonable attorneys’ fees and expenses, resulting from, arising out of, relating to, in the nature of, or caused by this Agreement or any of the transactions contemplated herein.
     (k) Delivery of Documentation. The Company will deliver to Buyer the Company Disclosure Schedule, the draft Proxy Statement and the Fairness Opinion, and Buyer will deliver to the draft Registration Statement, within seven (7) days of the date of this Agreement. Prior to the Closing, if any event, condition, fact or circumstance that is required to be disclosed on the Company Disclosure Schedule prior to the Closing would require a change to the Company Disclosure Schedule if the Company Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then the Company shall promptly deliver to Buyer an update to the Company Disclosure Schedule specifying such change and shall use its best efforts to remedy same, as applicable.
     §6. Conditions to Obligation to Close.
     (a) Conditions to Buyer’s Obligation. The obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:
     (i) this Agreement and the Merger will have received the Requisite Company Stockholder Approval;

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     (ii) Company and its Subsidiaries will have procured all of the third-party consents specified in §5(b) above;
     (iii) the representations and warranties set forth in §3 above will be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case such representations and warranties (as so written, including the term “material” or “Material”) will be true and correct in all respects at and as of the Closing Date;
     (iv) Company will have performed and complied with all of its covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term material, or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case Company will have performed and complied with all of such covenants (as so written, including the term “material” or “Material”) in all respects through the Closing;
     (v) no action, suit, or proceeding will be pending or threatened before (or that could come before) any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before (or that could come before) any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (C) adversely affect the right of Surviving Corporation to own the former assets, to operate the former business, and to control the former Subsidiaries of Company, or (D) adversely affect the right of any of the former Subsidiaries of Company to own its assets and to operate its business (and no such injunction, judgment, order, decree, ruling, or charge will be in effect);
     (vi) Company will have delivered to Buyer a certificate to the effect that each of the conditions specified above in §6(a)(i)-(v) is satisfied in all respects;
     (vii) the Registration Statement will have become effective under the Securities Act;
     (viii) the Buyer Shares that will be issued in the Merger will have been approved for listing on Nasdaq, subject to official notice of issuance;
     (ix) Buyer will have received from counsel to Company an opinion in form and substance as set forth in Exhibit C attached hereto, addressed to Buyer, and dated as of the Closing Date; and
     (x) all actions to be taken by Company in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be satisfactory in form and substance to Buyer.
Buyer may waive any condition specified in this §6(a) if it executes a writing so stating at or prior to the Closing.

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     (b) Conditions to Company’s Obligation. The obligation of Company to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:
     (i) this Agreement and the Merger will have received the Requisite Company Stockholder Approval;
     (ii) the Registration Statement will have become effective under the Securities Act;
     (iii) the representations and warranties set forth in §4 above will be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case such representations and warranties (as so written, including the term “material” or “Material”) will be true and correct in all respects at and as of the Closing Date;
     (iv) Buyer will have performed and complied with all of its covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case Buyer will have performed and complied with all of such covenants (as so written, including the term “material” or “Material”) in all respects through the Closing;
     (v) there will not be any judgment, order, decree, stipulation, injunction, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;
     (vi) Buyer will have delivered to Company a certificate to the effect that each of the conditions specified above in §6(b)(ii)-(v) is satisfied in all respects;
     (vii) Company will have received from counsel to Buyer an opinion in form and substance as set forth in Exhibit D attached hereto, addressed to Company, and dated as of the Closing Date; and
     (viii) all actions to be taken by Buyer in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Company.
     Company may waive any condition specified in this §6(b) if it executes a writing so stating at or prior to the Closing.
     §7. Termination.
     (a) Termination of Agreement. Either of the Parties may terminate this Agreement with the prior authorization of its board of directors (whether before or after stockholder approval) as provided below:

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     (i) the Parties may terminate this Agreement by mutual written consent at any time prior to the Effective Time;
     (ii) Buyer may terminate this Agreement by giving written notice to Company at any time prior to the Effective Time (A) in the event Company has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Buyer has notified Company of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach or (B) if the Closing will not have occurred on or before December 31, 2007, by reason of the failure of any condition precedent under §6(a) hereof (unless the failure results primarily from Buyer breaching any representation, warranty, or covenant contained in this Agreement);
     (iii) Company may terminate this Agreement by giving written notice to Buyer at any time prior to the Effective Time (A) in the event Buyer has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Company has notified Buyer of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach; (B) if the Closing will not have occurred on or before December 31, 2007, by reason of the failure of any condition precedent under §6(b) hereof (unless the failure results primarily from Company breaching any representation, warranty, or covenant contained in this Agreement);
     (iv) Company may terminate this Agreement by giving written notice to Buyer at any time prior to the Effective Time if required to permit the directors to discharge their fiduciary duties in accordance with Section 5(i) hereof, in the event that (i) a third party makes a good faith unsolicited superior offer to acquire all the stock of Company that the board of directors of Company determines in good faith, with advise of counsel and a competent financial advisor, is more favorable to the stockholders compared to the transaction provided for in this Agreement, is reasonably capable of being consummated, and has any necessary financing in place, (ii) Buyer fails to make an offer that is at least as favorable to stockholders within five (5) business days of written notice of the foregoing, and (iii) Company’s stockholders fail to approve the transaction provided for in this Agreement, or Company pays Buyer a termination fee equal to the amount of all of Buyer’s fees, costs and expenses arising out of or relating to this Agreement, the circumstances leading up to the negotiation and execution of this Agreement, or the transactions provided for herein;
     (v) Either Party may terminate this Agreement by giving written notice to the other Party if this Agreement and the Merger shall not have received the Requisite Company Stockholder Approval as required by Section 6 above;
     (vi) Either Party may terminate this Agreement by giving written notice to the other Party if a permanent injunction or other order by any court which would make illegal or prohibit the consummation of the Merger shall have been issued and shall have become final and nonappealable.
     (vii) Either Party may terminate this Agreement by giving written notice to the other Party in the event that either Buyer’s or Company’s Board of Directors shall not have finally approved and ratified the Merger and the agreements and documents contemplated thereby, including without limitation this Agreement, the Company

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Disclosure Schedule, Company Proxy Statement, and Registration Statement, within ten (10) days of the date of this Agreement
     (b) Effect of Termination. If any Party terminates this Agreement pursuant to §7(a) above, all rights and obligations of the Parties hereunder will terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach); provided, however, that the confidentiality provisions contained in §5(g) above will survive any such termination.
     §8. Miscellaneous.
     (a) Survival. None of the representations, warranties, and covenants of the Parties (other than the provisions in §2 above concerning issuance of the Buyer Shares, the provisions in §5(j) above concerning insurance and indemnification, and the confidentiality provisions contained in Section 5(g)) will survive the Effective Time.
     (b) Press Releases and Public Announcements. No Party will issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Party prior to making the disclosure).
     (c) No Third-Party Beneficiaries. This Agreement will not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns; provided, however, that (i) the provisions in §2 above concerning issuance of the Buyer Shares and are intended for the benefit of Company Stockholders and (ii) the provisions in §5(j) above concerning insurance and indemnification are intended for the benefit of the individuals specified therein and their respective legal representatives.
     (d) Succession and Assignment. This Agreement will be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.
     (e) Headings. The section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.
     (f) Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder will be deemed duly given (i) when delivered personally to the recipient, (ii) 1 business day after being sent to the recipient by reputable overnight courier service (charges prepaid), (iii) 1 business day after being sent to the recipient by facsimile transmission or electronic mail, or (iv) 4 business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

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If to Company:
Comprehensive Care Corporation
3405 W. Dr. Martin Luther King, Jr. Blvd, Suite 101
Tampa, Florida 33607
Attn: Chief Financial Officer
Fax: (813) 288-4805
Copy to:
Raymond A. Lee, Esq.
Greenberg Traurig, LLP
650 Town Center Drive, Suite 1700
Costa Mesa, California 92626
Fax: (714) 708-6501
If to Buyer or Merger Sub:
Hythiam, Inc.
11150 Santa Monica Blvd., Suite 1500
Los Angeles, California 90025
Attn: Chief Executive Officer
Fax: (310) 444-5300
Copy to:
John C. Kirkland, Esq.
Dreier Stein & Kahan LLP
1620 26th Street, Suite 600N
Santa Monica, California 90404
Fax: (424) 202-6250
Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication will be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.
     (g) Governing Law. This Agreement will be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.
     (h) Amendments and Waivers. The Parties may mutually amend any provision of this Agreement at any time prior to the Effective Time with the prior authorization of their respective boards of directors; provided, however, that any amendment effected subsequent to stockholder

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approval will be subject to the restrictions contained in the DGCL. No amendment of any provision of this Agreement will be valid unless the same will be in writing and signed by both of the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, will be valid unless the same will be in writing and signed by the Party making such waiver nor will such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such default, misrepresentation, or breach of warranty or covenant.
     (i) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.
     (j) Expenses. Each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.
     (k) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law will be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word “including” will mean including without limitation.
     (l) Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.
     (m) Arbitration. Any dispute, controversy or claim arising out of or relating to this Agreement will be resolved by final and binding arbitration before a retired judge at JAMS or its successor in Santa Monica, California. The prevailing party will be awarded its arbitration, expert and attorney fees, costs and expenses. Judgment on any interim of final award of the arbitrator may be entered in any court of competent jurisdiction.
     (n) State Securities Laws. The issuance of the Buyer Shares which are the subject of this Agreement has not been qualified with the Commissioner of Corporations of the State of California and the issuance of the securities or the payment or receipt of any part of the consideration therefore prior to the qualification is unlawful, unless the sale of securities is exempt from the qualification by Section 25102 of the California Corporations Code. The rights of all Parties to this Agreement are expressly conditioned upon the qualification being obtained unless the sale is so exempt.
     (o) Tax Disclosure Authorization. Notwithstanding anything herein to the contrary, the Parties (and each Affiliate and Person action on behalf of any Party) agree that each Party (and each employee, representative, and other agent of such Party) may disclose to any and all Persons, without limitation of any kind, the transaction’s tax treatment and tax structure (as such terms are used in Code §6011 and §6112 and regulations thereunder) contemplated by this agreement and all materials of any kind (including opinions or other tax analyses) provided to

21

such Party or such Person relating to such tax treatment and tax structure, except to the extent necessary to comply with any applicable federal or state securities laws; provided, however, that such disclosure many not be made until the earlier of date of (A) public announcement of discussions relating to the transaction, (B) public announcement of the transaction, or (C) execution of an agreement to enter into the transaction. This authorization is not intended to permit disclosure of any other information including (without limitation) (A) any portion of any materials to the extent not related to the transaction’s tax treatment or tax structure, (B) the identities of participants or potential participants, (C) the existence or status of any negotiations, (D) any pricing or financial information (except to the extent such pricing or financial information is related to the transaction’s tax treatment or tax structure), or (E) any other term or detail not relevant to the transaction’s tax treatment or the tax structure.
     (p) Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which will be deemed an original but all of which together will constitute one and the same instrument.
     (q) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.
     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.
COMPANY:

COMPREHENSIVE CARE CORPORATION

By:	/s/ Robert J. Landis
Its:	Chairman & CFO

BUYER:

HYTHIAM, INC.

By: Its:	/s/ Terren S. Peizer Chairman & CEO

MERGER SUB:

HCCC ACQUISITION CORPORATION

By:	/s/ Terren S. Peizer
Its:	Chairman & CEO

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Officers and Directors
Under Section 145 of the General Corporation Law of the State of Delaware, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Certificate of Incorporation and the Bylaws of the Registrant provide that the Registrant will indemnify, to the fullest extent permitted by the Delaware General Corporation Law, each person who is or was a director, officer, employee or agent of the Registrant, or who serves or served any other enterprise or organization at the request of the Registrant. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.
The Registrant has entered into agreements with its directors and executive officers that require the Registrant to indemnify these persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that the person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the Registrant’s best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements will also establish procedures that will apply if a claim for indemnification arises under the agreements.
The Registrant maintains a policy of directors’ and officers’ liability insurance that insures its directors and officers against the cost of defense, settlement or payment of a judgment under some circumstances.
Item 21. Exhibits

Exhibit No.	Description

3 .1	Certificate of Incorporation(1)

3 .2	Bylaws (1)

4 .1	Specimen of Common Stock Certificate(2)

5 .1	Opinion of Dreier Stein & Kahan LLP

23 .1	Consent of Dreier Stein & Kahan LLP (included in Exhibit 5.1)

23 .2	Consent of BDO Seidman, LLP, independent registered public accounting firm of Hythiam, Inc.

23 .3	Consent of Kirkland, Russ, Murphy & Tapp P.A., independent registered public accounting firm of Comprehensive Care Corporation

24 .1	Power of Attorney (included in signature page hereof)

(1)	Previously filed exhibit of same number to the Current Report on Form 8-K filed with the SEC on September 30, 2003 and incorporated by reference herein.

(2)	Previously filed exhibit of same number to the Annual Report of Form 10-K filed with the SEC on March 16, 2006 and incorporated by reference herein.
Item 22. Undertakings
The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

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     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (5) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
     (6) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
     (7) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 9th day of February 2007.

HYTHIAM, INC.
By:	/s/ Terren S. Peizer
Terren S. Peizer
Chief Executive Officer

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POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Terren S. Peizer and Chuck Timpe, or any one of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ Terren S. Peizer Terren S. Peizer	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	February 9, 2007

/s/ Chuck Timpe Chuck Timpe	Chief Financial Officer (Principal Financial Officer)	February 9, 2007

/s/ Richard A. Anderson Richard A. Anderson	Director and Senior Executive Vice President	February 9, 2007

/s/ Andrea Grubb Barthwell Andrea Grubb Barthwell	Director	February 9, 2007

/s/ Leslie F. Bell Leslie F. Bell	Director	February 9, 2007

/s/ Marc G. Cummins Marc G. Cummins	Director	February 9, 2007

/s/ Hervé de Kergrohen Hervé de Kergrohen	Director	February 9, 2007

/s/ Ivan M. Lieberburg Ivan M. Lieberburg	Director	February 9, 2007

/s/ Anthony M. LaMacchia Anthony M. LaMacchia	Director and Senior Executive Vice President	February 9, 2007

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